Brookfield Renewable Energy Partners L.P.

ANNUAL REPORT

2015

TABLE OF CONTENTS

Letter to Shareholders	1
Generation and Financial Review for the Year Ended December 31, 2015	11
Generation and Financial Review for the Year Ended December 31, 2014	19
Analysis of Consolidated Financial Statements and Other Information	26
Audited Consolidated Financial Statements as at and for the Year Ended December 31, 2015	68

our operations

We operate our facilities through continental operating platforms in North America, Latin America and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 207 hydroelectric generating stations, 37 wind facilities, three biomass facilities and two natural gas-fired plants. Overall, the assets we own or manage have 7,284 MW of generating capacity and annual generation of 25,766 GWh based on long-term averages. The table below outlines our portfolio as at December 31, 2015:

	River		Generating	Capacity(1)	LTA(1)(2)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric
North America(3)
United States	30	135	420	3,190	11,367	3,582
Canada	19	33	73	1,361	5,173	1,261
	49	168	493	4,551	16,540	4,843
Latin America(4)	24	39	84	821	4,241	-
	73	207	577	5,372	20,781	4,843
Wind(5)
North America
United States	-	7	687	434	1,113	-
Canada	-	3	220	406	1,197	-
	-	10	907	840	2,310	-
Latin America	-	5	75	150	587	-
Europe	-	22	270	587	1,508	-
	-	37	1,252	1,577	4,405	-
Other(6)	-	5	11	335	580	-
	73	249	1,840	7,284	25,766	4,843

(1)            Includes 100% of capacity and generation from equity-accounted investments.

(2)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes three biomass facilities in Latin America with capacity of 120 MW, and two natural gas-fired (“Co-gen”) plants in North America with capacity of 215 MW.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2015 on a quarterly basis:

GENERATION (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(3)
United States	3,213	3,239	2,114	2,801	11,367
Canada	1,229	1,580	1,162	1,202	5,173
	4,442	4,819	3,276	4,003	16,540
Latin America(4)	1,113	1,047	1,033	1,048	4,241
	5,555	5,866	4,309	5,051	20,781
Wind(5)
North America
United States	252	373	269	219	1,113
Canada	324	292	238	343	1,197
	576	665	507	562	2,310
Latin America	145	146	148	148	587
Europe	449	324	292	443	1,508
	1,170	1,135	947	1,153	4,405
Other(6)	52	160	203	165	580
Total	6,777	7,161	5,459	6,369	25,766

(1)            Includes 100% of generation from equity-accounted investments.

(2)            LTA is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Hydroelectric assets in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes three biomass facilities in Latin America with capacity of 120 MW, and two Co-gen plants in North America with capacity of 215 MW.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Annual Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Annual Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Annual Report  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures”. This Annual Report, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to SHAREHOLDERS

We continue to benefit from high-quality, long-life, predominantly hydro assets that produce significant free cash flow through all market cycles. Our strategy in this regard remains unchanged.  We are working to build a global portfolio of carbon free renewable generation assets in markets that are either replacing legacy thermal facilities or where supply has not kept up with historical demand growth ─ and in both cases, markets that have strong growth prospects over the long term. We take a contrarian approach to investing, pursuing segments of the renewable power sector that are either undervalued, out of favour or need considerable operating and development support. This allows us to leverage the deep operating expertise we have built over the last 20 years.  Our goal continues to be to grow cash flow and value on a per-share basis over time.

Operations and Financial Strength

Our balance sheet continues to be strong as we maintain a conservative capitalization profile, ample near-term liquidity, and multiple sources of funding so that we are not overly reliant on any particular market. Accordingly, we have the benefit of focusing our 1,500 employees on protecting and optimizing our asset base and executing on our growth and development initiatives, regardless of external factors.

The recent year is a good example of this, highlighting the robust nature of our assets, dependability of our cash flows and the strength of our balance sheet.  Despite below-average water levels in both the United States and Brazil and near-term currency headwinds, we produced Adjusted EBITDA of $1.2 billion and Funds From Operations (FFO) of $467 million. We also funded all of our capex and maintenance programs, as well as our 140 MW of development currently under construction in Europe and Brazil. We invested a further $650 million in new assets to accretively grow cash flows and we both funded and grew our distributions by 7%.

We have over $1.2 billion of near term liquidity at year end reflecting a number of initiatives taken in 2015, including the following:

•         Increased our 5 year committed bank lines to over $1.5 billion;

•         Issued C$400 million of 10-year notes at 3.8%;

•         Issued C$175 million of perpetual preferred shares at 5.5%;

•         Upfinanced existing hydro assets raising $150 million of proceeds to BREP; and

•         Monetized our 102 MW wind farm in California at a 25% return to shareholders and redeployed the proceeds into growth initiatives.

Looking ahead to 2016, we are progressing three additional upfinancings that should generate $250 million of proceeds in the first half of the year. We also expect to continue our capital recycling initiatives raising an additional $300 - $400 million in 2016. These initiatives will allow us to further strengthen our liquidity position.

Growth
Over the last five years, we have more than doubled the size of our asset base and expanded into four new countries and a new continent, all while maintaining a predominantly hydroelectric portfolio. Last year we made continued strides in this respect, acquiring or integrating nearly 1,000 MW of acquisitions including a 292 MW hydroelectric portfolio in the United States, more than 500 MW of hydro, wind and biomass in Brazil, and a 123 MW wind portfolio in Portugal.

This growth has continued into 2016. Early in the new year, we and our institutional partners acquired 58% of the outstanding shares in Isagen S.A. from the Colombian government. Isagen is Colombia’s third-largest power generation company with more than 3,000 MW of predominantly hydroelectric   capacity, a 3,800 MW development pipeline, and average annual generation of 15,000 gigawatt-hours which accounts for 20% of the country’s annual production. When our mandatory tender offers to

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

remaining shareholders are concluded, we expect to own 25% of Isagen, with the balance owned by our partners.  In the initial stage, we acquired 9% (for $225 million) which was funded with available liquidity.

Our investment in this high-quality renewable energy portfolio represents a major milestone in the development of our business, providing long-term growth potential in an attractive new market. Colombia has an attractive history of 3-4% GDP growth, stable inflation, conservative fiscal policies and a democratic rule of law. Its power market has seen tremendous growth in the last 20 years but is still significantly undersupplied and like most emerging market economies, its currency has declined by 40% in the last year, providing an attractive backdrop to make this investment. We look forward to working with Isagen’s team to further enhance and grow its portfolio.

Outlook
Brookfield Renewable has much to offer investors in the current environment: a hydroelectric portfolio of extremely high quality, predominantly contracted profile, conservative financial profile with strong liquidity and access to capital, and a history of outperformance across market cycles. We continue to see meaningful opportunities to deploy capital on an accretive basis and remain focused on delivering 12-15 percent total returns over the long term.

Our successful track record of execution has also allowed us to steadily grow quarterly distributions. In light of our 2015 achievements and organic growth prospects, we are announcing an increase in our annualized distribution to $1.78 per share. This represents a 7% increase over 2015 and is consistent with our distribution growth target of 5-9% per year.  We are confident in our continued ability to increase distributions given our stable operating profile, financial flexibility, organic growth prospects and the proven operating history of our power generating assets.

On a final note, I would like to express my sincere appreciation to our employees, directors, shareholders and business partners for your contributions to our success. We are looking forward to the opportunities that 2016 will bring and thank you for your continued support.

Sincerely,

Sachin Shah

Chief Executive Officer

February 26, 2016

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Our Competitive Strengths

Brookfield Renewable Energy Partners L.P. ("Brookfield Renewable") is the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our shareholders. As at December 31, 2015:

One of the largest, listed pure-play renewable platforms.We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with approximately $20 billion in assets, 7,284 MW of installed capacity, and long-term average generation from operating assets of 25,766 GWh. Our portfolio includes 207 hydroelectric generating stations on 73 river systems, 37 wind facilities and three biomass facilities, diversified across 14 power markets in North America, Latin America and Europe.

Long-term Average Generation by Source of Energy	Long-term Average Generation by Region

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 29% of their annualized long-term average generation. Our assets in Brazil benefit from a framework in that country that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and to benefit from levelized generation in Brazil provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 3,000 MW development pipeline spread across all of our operating platforms, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the last ten years, we have acquired or commissioned 78 hydroelectric facilities totaling approximately 2,060 MW, 38 wind facilities totaling approximately 1,680 MW and three biomass facilities totaling 120 MW. For the year ended December 31, 2015, we acquired or commissioned hydroelectric facilities, wind facilities and biomass facilities that have an installed capacity of 163 MW, 410 MW and 120 MW, respectively. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our liquidity and

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% (on a proportionate basis) of our 2016 generation output is sold pursuant to power purchase agreements to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements for our assets have a weighted-average remaining duration of 17 years, providing long-term cash flow stability.

Strong financial profile. With approximately $20 billion of assets, our debt to total capitalization is 39% and approximately 76% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and nine years, respectively. Our available liquidity at year end included approximately $1.2 billion of cash and cash equivalents and the available portions of credit facilities.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Management’s Discussion and Analysis

For the year ended December 31, 2015

HIGHLIGHTS FOR 2015

Operating Results

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Generation (GWh)
Long-term average	25,543	23,296
Actual	23,332	22,548
Revenues	$1,628	$1,704
Adjusted EBITDA	$1,177	$1,216
Funds From Operations	$467	$560
Net income	$103	$203

We successfully managed our assets with no material planned outages, high availability and reliability in line with plan.

Our hydroelectric portfolio in North America and Latin America experienced lower generation resulting in a 1,683 GWh decrease compared to the prior year. While hydrological conditions were below the long-term average across North America, particularly in the first two quarters of 2015, inflows improved in the fourth quarter of 2015 and were used to replenish reservoirs which has positioned us well for 2016. Hydrology continued to improve in the fourth quarter of 2015 in Latin America. In this period we also reached an agreement with the Brazilian government to recover revenues equivalent to generation of 278 GWh as compensation for system-wide curtailments in 2015.

Wind generation in Ireland was 32 GWh ahead of last year due to improved wind conditions throughout this year. This performance was, however, offset by a 146 GWh decrease in generation across our North American wind portfolio due to weak conditions predominantly experienced during the first half of this year. Generation from the prior year includes 114 GWh related to the 102 MW wind facility in California sold in 2015.

The incremental generation from our recently acquired assets in Brazil and Portugal and a full year’s contribution from hydroelectric facilities acquired and commissioned in 2014 was 2,600 GWh.

Growth and Development

Acquisitions and disposition

A total of 611 MW of renewable energy operating and development projects were acquired in 2015 along with our institutional partners. We will retain an approximate 40% controlling interest:

•          488 MW renewable power generation portfolio in Brazil, comprised of 163 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity. The portfolio is expected to generate 1,783 GWh annually. The acquisition also included a 55 MW biomass development project which is expected to be fully commissioned in 2016 and generate 216 GWh

•          123 MW wind portfolio was acquired in Portugal, expected to generate 260 GWh annually

We also acquired a wind development pipeline approximating 1,200 MW in Scotland, taking our total development pipeline to 3,000 MW. We will retain a 100% interest in this pipeline.

We entered into agreements to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW and expected to generate 293 GWh annually and two hydroelectric facilities in Pennsylvania with

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

an aggregate generating capacity of 292 MW and expected to generate 1,109 GWh annually. The Brazil acquisition closed in January 2016. We will retain a 100% interest in these facilities. The Pennsylvania acquisition is expected to close in the first quarter of 2016 and we expect to retain an approximate 40% controlling interest in the facilities.

We completed the sale of the 102 MW wind facility in California for gross cash consideration of $143 million, inclusive of working capital adjustments, and a gain of $53 million. Our gain, which represents the 22% interest in the facility and net of the cash portion of non-controlling interests, was $12 million.

In January 2016, we and our institutional partners acquired an approximate 57.6% controlling interest in Isagen S.A. (“Isagen”) from the Colombian government. Isagen is a 3,032 MW portfolio, consisting predominantly of a portfolio of six, largely reservoir-based, hydroelectric facilities. Annual generation is expected to approximate 15,000 GWh. In addition, the portfolio includes approximately 3,800 MW of attractive medium to long-term development projects providing further growth opportunity.  Brookfield Renewable’s initial equity investment is $225 million for a 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners. If our consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further $1.4 billion would be invested. Brookfield Renewable’s interest in Isagen would then increase to approximately 23% with a further approximate $400 million investment.

Construction and development

We achieved full commissioning of three Irish wind facilities totaling 137 MW, expected to generate 382 GWh annually.

We continue to advance the construction, on scope, schedule and budget, of 127 MW of hydroelectric and biomass development projects in Brazil. Collectively, these three projects are expected to generate 624 GWh annually with commissioning expected between 2016 and 2018. We also continued construction, on scope, schedule and budget, of a 14 MW wind project in Northern Ireland expected to generate 38 GWh annually with commissioning expected in 2016.

Liquidity and Capital Resources

Our available liquidity at year end included approximately $1.2 billion of cash and cash equivalents and the available portions of credit facilities. Our debt to total capitalization is 39% and approximately 76% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately 7 and 9 years, respectively.

Long term debt and credit facilities

Credit facilities and corporate borrowings

•         Extended the maturity of our credit facilities by one year and expanded the available amount to $1,560 million

•         Issued C$400 million ($317 million) of medium-term corporate notes

Subsidiary borrowings

•         Completed a $400 million bond financing and $26 million letter of credit and working capital facility associated with our 610 MW pumped storage and hydroelectric facilities in New England

•         Reduced the margin from 2.25% to 1.625% on C$194 million ($155 million) and C$119 million ($95 million) of debt associated with a 189 MW wind portfolio and 51 MW wind facility, respectively, in Ontario

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

•         Refinanced indebtedness associated with a 45 MW hydroelectric portfolio in British Columbia by issuing C$90 million ($76 million) of bonds

•         Secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund

•         Secured financing in the amount of R$187 million ($47 million) with respect to 90 MW of biomass capacity in Brazil

Equity transactions

•          Issued Class A, Series 7 preferred limited partnership units (“Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($132 million)

•          Commenced a normal course issuer bid in connection with the repurchase of up to 10% of our Class A Preference Shares, and up to 7.1 million limited partnership units (“LP Units”). The normal course issuer bids terminate on June 25, 2016 and December 28, 2016, respectively

•          Announced an offer to exchange our Class A, Series 5 Preference Shares for newly issued Class A, Series 5 Preferred LP Units. In February 2016, a total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units

Distribution increases

•          In February 2015, increased LP Unitholder distributions to $1.66 per LP Unit on an annualized basis, an increase of 11 cents per LP Unit

•          In February 2016, announced an increase in LP Unitholder distributions to $1.78 per LP Unit on an annualized basis, an increase of 12 cents per LP Unit, to take effect with the first quarter distribution payable in March 2016

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

	For the years ended December 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014	2013	2012	2011(1)
Operational information:(2)
Capacity (MW)	7,284	6,707	5,849	5,304	4,536
Long-term average generation (GWh)(3)	25,543	23,296	21,836	18,202	16,297
Actual generation (GWh)(3)	23,332	22,548	22,222	15,942	15,877
Average revenue ($ per MWh)	70	77	77	82	74
Selected financial information
Revenues	$1,628	$1,704	$1,706	$1,309	$1,169
Adjusted EBITDA(4)	1,177	1,216	1,208	852	804
Funds From Operations(4)	467	560	594	347	332
Adjusted Funds From Operations(4)	407	502	538	295	284
Net income	103	203	215	(95)	(451)
Funds From Operations per LP Unit(4)(5)	1.69	2.07	2.24	1.31	1.25
Distributions per LP Unit(6)	1.66	1.55	1.45	1.38	0.34
	As at December 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014	2013	2012	2011(1)
Balance sheet data:
Property, plant and equipment, at fair value	$18,358	$18,566	$15,741	$15,702	$14,002
Equity-accounted investments	197	273	290	344	405
Total assets	19,507	19,849	16,999	16,943	15,713

Long-term debt and credit facilities	7,338	7,678	6,623	6,119	5,519
Deferred income tax liabilities	2,695	2,637	2,265	2,349	2,367
Total liabilities	10,744	10,968	9,463	9,135	8,529

Participating non-controlling interests -
in operating subsidiaries	2,587	2,062	1,303	1,028	629
General partnership interest in a holding
subsidiary held by Brookfield	52	59	54	63	64
Participating non-controlling interests -
in a holding subsidiary - Redeemable
/Exchangeable units held by Brookfield	2,559	2,865	2,657	3,070	3,089
Preferred equity	610	728	796	500	241
Preferred limited partners' equity	128	-	-	-	-
Limited partners' equity	2,827	3,167	2,726	3,147	3,161
Total equity	8,763	8,881	7,536	7,808	7,184
Debt to total capitalization(7)	39%	40%	41%	38%	37%

(1)       For periods prior to November 28, 2011, the date of completion of a strategic combination of the renewable power generating assets of Brookfield Renewable Power Inc. and Brookfield Renewable Power Fund, the financial information for Brookfield Renewable represents the combined financial information for the Brookfield Renewable Power Division, a division of Brookfield Asset Management.

(2)       Includes 100% of capacity and generation from equity-accounted investments.

(3)       For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(4)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Financial Review by Segments for the Year Ended December 31, 2015” and “Financial Review by Segments for the Year Ended December 31, 2014”.

(5)       For the year ended December 31, 2015, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.6 million (2014: 271.1 million; 2013: 265.3 million; 2012: 265.2 million and 2011: 265.1 million).

(6)       Represents distributions per unit to holders of Redeemable/Exchangeable partnership units, LP Units and GP interest.

(7)       Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

This Management’s Discussion and Analysis for the year ended December 31, 2015 is provided as of February 26, 2016. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

The voting agreements do not represent business combinations in accordance with IFRS 3 Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 2(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our audited consolidated financial statements for our policy on accounting for transactions under common control.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include the non-voting limited partnership units ("LP Units") held by public unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Redeemable/Exchangeable partnership units”), and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

As at the date of this report, Brookfield owns an approximate 62% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 38% is held by the public.

Performance Measurement

Our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Biomass and Co-gen) with Hydroelectric and Wind further segmented by geography (North America, which is comprised of the United States and Canada segments, Latin America, and Europe), as that is how Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker, or “CODM”) review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments. Refer to Note 29 – Segmented information in our audited consolidated financial statements for further details.

In January 2016 Brookfield Renewable, with its institutional partners, acquired a 57.6% controlling interest in Isagen from the Colombian government.  Beginning on the date of the acquisition, information regarding Isagen will be provided to the CODM and accordingly the acquired business in Colombia will be defined as a segment in the first quarter of 2016.  For the year ended December 31, 2015, the “Latin America” Hydroelectric and Wind segments are comprised solely of information related to Brookfield Renewable’s power generating assets in Brazil.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations,  and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations, as well as reconciliations to net income (loss) and cash flows from operating activities. See “Financial Review by Segments for the Year Ended December 31, 2015” and “Financial Review by Segments for the Year Ended December 31, 2014”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Adjusted EBITDA

Adjusted EBITDA means revenues, other income, and our share of cash earnings from equity-accounted investments less direct costs (including energy marketing costs), before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners. For the year ended December 31, 2014, Funds From Operations include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1, 2014 to June 30, 2014.

Our payout ratio is defined as distributions to Redeemable/Exchangeable partnership units, LP Units and the GP interest, including general partnership incentive distributions, divided by Funds From Operations.

Adjusted Funds From Operations

Adjusted Funds From Operations is defined as Funds From Operations less Brookfield Renewable’s share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

GENERATION AND FINANCIAL REVIEW FOR THE YEAR ENDED DECEMBER 31, 2015

The following table reflects the actual and long-term average generation for the year ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America
United States	10,128	10,293	11,367	10,785	(1,239)	(492)	(165)
Canada	4,810	5,570	5,173	5,132	(363)	438	(760)
	14,938	15,863	16,540	15,917	(1,602)	(54)	(925)
Latin America	3,691	3,371	4,024	3,614	(333)	(243)	320
	18,629	19,234	20,564	19,531	(1,935)	(297)	(605)
Wind
North America
United States	936	1,170	1,267	1,394	(331)	(224)	(234)
Canada	1,016	1,042	1,197	1,197	(181)	(155)	(26)
	1,952	2,212	2,464	2,591	(512)	(379)	(260)
Latin America	459	-	442	-	17	-	459
Europe(2)	1,551	891	1,493	826	58	65	660
	3,962	3,103	4,399	3,417	(437)	(314)	859
Other	741	211	580	348	161	(137)	530
Total(3)	23,332	22,548	25,543	23,296	(2,211)	(748)	784

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, 2014 numbers include generation for the period from January 1, 2014 to June 30, 2014.

(3)         Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Latin America continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices. In anticipation of adverse hydrological conditions, we continue to maintain a lower level of contracted power in the portfolio, thereby preserving optionality and flexibility in the portfolio and allowing us to capture increased revenues in times of strong power prices.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Generation during the year ended December 31, 2015 totaled 23,332 GWh, below the long-term average of 25,543 GWh and an increase of 784 GWh compared to the prior year.

Our hydroelectric portfolio in North America and Latin America experienced lower generation resulting in a 1,683 GWh decrease compared to the prior year. While hydrological conditions were below the long-term average across North America, particularly in the first two quarters of 2015, inflows improved in the fourth quarter of 2015 and were used to replenish reservoirs which has positioned us well for 2016. Hydrology continued to improve in the fourth quarter of 2015 in Latin America. In this period we also reached an agreement with the Brazilian government to recover revenues equivalent to generation of 278 GWh as compensation for system-wide curtailments in 2015.

Our Irish wind portfolio generated 32 GWh ahead of last year due to improved wind conditions throughout this year. This performance was, however, offset by a 146 GWh decrease in generation across our North American wind portfolio due to weak conditions predominantly experienced during the first half of this year. Generation from the prior year includes 114 GWh related to the 102 MW wind facility in California sold in 2015.

Our recently acquired 433 MW hydroelectric, wind and biomass portfolio in Brazil and 123 MW wind portfolio in Portugal contributed 1,371 GWh and 267 GWh, respectively. Contributions from Irish wind assets commissioned during 2015 were 361 GWh. The incremental generation from a full year’s contribution from hydroelectric facilities acquired and commissioned in 2014 was 601 GWh, which brought the total contribution from the growth in the portfolio to 2,600 GWh.  This was below the long term average of 2,728 GWh.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$1,628	$1,704
Other income(1)(2)(3)	81	10
Share of cash earnings from equity-accounted investments	20	26
Direct operating costs	(552)	(524)
Adjusted EBITDA(4)	1,177	1,216
Fixed earnings adjustment(5)	-	11
Interest expense – borrowings	(429)	(415)
Management service costs	(48)	(51)
Current income taxes	(18)	(18)
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(184)	(145)
Preferred equity	(30)	(38)
Less: distributions to preferred limited partners	(1)	-
Funds From Operations(4)	467	560
Less: adjusted sustaining capital expenditures(6)	(60)	(58)
Adjusted Funds From Operations(4)	407	502
Add: cash portion of non-controlling interests(1)	255	183
Add: distributions to preferred limited partners	1	-
Add: adjusted sustaining capital expenditures	60	58
Less: fixed earnings adjustment	-	(11)
Other items:
Depreciation	(616)	(548)
Unrealized financial instruments (loss) gain	(9)	10
Share of non-cash loss from equity-accounted investments	(10)	(23)
Deferred income tax recovery	78	29
Other	(63)	3
Net income	$103	$203

Net income attributable to limited partners' equity	$2	$58

Basic and diluted earnings per LP Unit(7)	$0.01	$0.42

(1)       In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 5 - Disposal of assets and Note 23 - Other income in our audited consolidated financial statements.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)       In 2015, Brookfield Renewable realized gains of $31 million on the settlement of foreign currency contracts. See Note 23 - Other income in our audited consolidated financial statements.

(4)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year Ended December 31, 2015”.

(5)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014.The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(6)       Based on long-term sustaining capital expenditure plans.

(7)       Average LP Units outstanding during the period totaled 143.3 million (2014: 138.8 million).

Revenues totaling $1,628 million represent a decrease of $76 million.

The North American hydroelectric portfolio’s decrease in generation combined with a relatively lower pricing environment, particularly in the first quarter of 2015, impacted revenues by $110 million. In

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Brazil, strong power prices captured from un-contracted power in our hydroelectric portfolio and improved hydrology resulted in an increase in revenues of $7 million.

The North American wind portfolio’s decrease in generation was partially offset by improved wind conditions in Ireland and escalations in our power purchase agreements resulting in a net $4 million impact to revenues. As the 102 MW wind facility in California was sold at the beginning of the third quarter of 2015, the decrease in contributions to revenues from the prior year amounted to $13 million.

Our recently acquired portfolio in Brazil and wind portfolio in Portugal contributed $65 million and $28 million, respectively. Revenues from our Irish wind assets commissioned in 2015 totaled $57 million while the incremental revenues from a full year’s contribution of facilities acquired or commissioned in 2014 totaled $45 million. The total revenue from the growth in the portfolio was $195 million.

Canadian dollar and Euro exposure, representing 30% of our entire portfolio, continues to be proactively managed through foreign currency contracts. The Brazilian Real exposure, representing 20% of our entire portfolio, is not managed through foreign currency contracts due to high associated costs. However, our exposure to the Brazilian Real is mitigated by the annual inflation-linked escalations in our power purchase agreements. Therefore, while our exposure to exchange rate fluctuations continues to be managed and mitigated through the measures outlined above, the impact of changes in the exchange rates between the U.S. dollar and the Canadian dollar, Euro and Brazilian Real can impact our consolidated results. The appreciation of the U.S. dollar resulted in a $142 million reduction in revenues.  This also affected operating and borrowing costs and, with the effect of the ongoing foreign currency hedging program, reduced the net impact on Funds From Operations to $24 million.

The average total revenue per MWh of $70 decreased $7 per MWh, primarily reflecting the appreciation of the U.S. dollar impacting our revenues denominated in Canadian dollars, Euros and the Brazilian Real.

Direct operating costs totaling $552 million represent an increase of $28 million, primarily reflecting the growth in our portfolio.

Interest expense totaling $429 million represents an increase of $14 million. The borrowing costs attributable to the growth in our portfolio and the issuance of C$400 million of medium-term corporate notes were partly offset by the savings attributable to repayments on certain subsidiary borrowings.

Management service costs totaling $48 million represent a decrease of $3 million, which was primarily attributable to the appreciation of the U.S. dollar.

The cash portion of non-controlling interests totaling $214 million represent an increase of $31 million. The increase related to the growth in our portfolio was partially offset by the decrease in performance from certain assets in our portfolio.

Funds From Operations totaling $467 million represent a decrease of $93 million, reflecting the variances described above. The growth in our portfolio contributed $24 million to Funds From Operations.

Net income was $103 million for the year ended December 31, 2015 (2014: Net income of $203 million) resulting in a net income per LP Unit of $0.01 (2014: $0.42).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions.  See Note 29 - Segmented information in our consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	11,367	5,173	16,540	4,024	20,564
Generation (GWh) – actual(1)(2)	10,128	4,810	14,938	3,691	18,629
Revenues	$698	$305	$1,003	$225	$1,228
Adjusted EBITDA(3)	453	255	708	188	896
Funds From Operations(3)	$200	$190	$390	$136	$526
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	10,785	5,132	15,917	3,614	19,531
Generation (GWh) – actual(1)(2)	10,293	5,570	15,863	3,371	19,234
Revenues	$719	$394	$1,113	$265	$1,378
Adjusted EBITDA(3)	493	315	808	198	1,006
Funds From Operations(3)	$256	$243	$499	$149	$648

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Year Ended December 31, 2015”.

North America

Generation from the portfolio was 14,938 GWh, below the long-term average of 16,540 GWh and lower than prior year generation of 15,863 GWh. While we experienced lower generation in North America relative to the long-term average and prior year, inflows in the fourth quarter of 2015 returned to the long-term average. As at December 31, 2015, reservoir levels were in line with the long-term average, positioning us well for 2016.

Revenues totaling $1,003 million represent a decrease of $110 million. Funds From Operations totaling  $390  million represent a decrease of $109 million.

United States

Generation from the portfolio was 10,128 GWh, below the long-term average of 11,367 GWh and lower than prior year generation of 10,293 GWh. Our portfolio, most notably at our facilities in New York, Louisiana and New England, experienced lower generation resulting in a 716 GWh decrease compared to the prior year. The incremental generation from a full year’s contribution from facilities acquired in 2014 was 551 GWh.

Revenues totaling $698 million represent a decrease of $21 million. The lower generation contributed to a $44 million reduction in revenues. While market prices have returned to near cyclical lows experienced in 2012, we are seeing price recovery in the forward curve supported through strengthening

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

capacity prices. Therefore, our merchant facilities continue to perform above our expectations. Merchant pricing did not reach the peaks we experienced in the prior year, particularly in the first quarter of 2014, and the net impact was a $15 million reduction in revenues. A full year’s contribution from facilities acquired in 2014 resulted in incremental revenues of $38 million.

Funds From Operations totaling $200 million represent a decrease of $56 million, primarily attributable to the decrease in revenues from wholly-owned facilities, a lower relative pricing environment, and lower cash earnings from our equity-accounted pumped-storage facility in Massachusetts due to lower realized pricing.

Canada

Generation from the portfolio was 4,810 GWh, below the long-term average of 5,173 GWh and lower than prior year generation of 5,570 GWh. Generation was below the long-term average and the prior year when our facilities in Ontario had benefited from higher than normal inflows. The incremental generation from a full year’s contribution from our facility in British Columbia commissioned in 2014 was 50 GWh.

Revenues totaling $305 million represent a decrease of $89 million. The net impact on revenues from lower generation, partially offset by the annual escalations in our power purchase agreements, was $51 million. The appreciation of the U.S. dollar impacted revenues by $45 million, but operating and borrowing costs were also affected and the net impact was largely offset by the ongoing foreign currency hedging program. The commissioned facility in British Columbia contributed $7 million.

Funds From Operations totaling $190 million represent a decrease of $53 million, primarily due to the lower generation.

Latin America

Generation from the portfolio was 3,691 GWh, below the long-term average of 4,024 GWh and higher than prior year generation of 3,371 GWh. Hydrology continued to improve in the fourth quarter of 2015. In this period we reached an agreement with the Brazilian government to recover revenues equivalent to generation of 278 GWh as compensation for system-wide curtailments in 2015. Our recently acquired 163 MW facilities in Brazil contributed 477 GWh which was below the long-term average of 498 GWh.

Revenues totaling $225 million represent a decrease of $40 million. The relatively stronger power prices we were able to capture by maintaining a lower level of contracted power in the portfolio, the aforementioned recovery relating to curtailment, and the amounts received for the settlement of matters related to the delayed completion of a hydroelectric facility in Brazil were partially offset by the lower generation, resulting in a net increase in revenues of $7 million. The appreciation of the U.S. dollar impacted revenues by $72 million, but also affected operating and borrowing costs, resulting in a net decrease in Funds From Operations of $39 million.

The facilities acquired during the year contributed $25 million of revenues.

Funds From Operations totaling $136 million represent a decrease of $13 million. Our election to not renew expired concession agreements for two Brazilian facilities resulted in compensation of $17 million, and the contribution from the growth in the portfolio was $4 million.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

WIND

The following table reflects the results of our wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Europe	Total
Generation (GWh) – LTA(1)(2)	1,267	1,197	2,464	442	1,493	4,399
Generation (GWh) – actual(1)(2)	936	1,016	1,952	459	1,551	3,962
Revenues	$101	$105	$206	$22	$138	$366
Adjusted EBITDA(3)	76	86	162	21	103	286
Funds From Operations(3)	$20	$56	$76	$5	$32	$113
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America		Europe	Total
Generation (GWh) – LTA(1)(2)	1,394	1,197	2,591		N/A	826	3,417
Generation (GWh) – actual(1)(2)	1,170	1,042	2,212		N/A	891	3,103
Revenues	$129	$123	$252	$	N/A	$45	$297
Adjusted EBITDA(3)	86	105	191		N/A	29	220
Funds From Operations(3)	$13	$67	$80	$	N/A	$18	$98

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Year Ended December 31, 2015”.

North America

Generation from the portfolio was 1,952 GWh, below the long-term average of 2,464 GWh and lower than prior year generation of 2,212 GWh.

Revenues totaling $206 million represent a decrease of $46 million. Funds From Operations totaling $76 million represent a decrease of $4 million.

United States

Generation from the portfolio of 936 GWh was below the long-term average of 1,267 GWh and lower than prior year generation of 1,056 GWh, primarily attributable to weak wind conditions in California during the first half of the year. As the 102 MW wind facility in California was sold at the beginning of the third quarter of 2015, the decrease in contributions amounted to 114 GWh in generation, $13 million in revenues, and $1 million in Funds From Operations.

Revenues totaling $101 million represent a decrease of $28 million primarily attributable to the decrease in generation and sale of the California wind facility.

Funds From Operations totaling $20 million represent an increase of $7 million. Our share of the gain on the sale of the wind facility was $12 million. Also impacting Funds From Operations were savings attributable to normal course repayments on certain subsidiary borrowings, operating cost containment initiatives, and the lower cash portion of non-controlling interests attributable to a decrease in performance at our California facilities.

Canada

Generation from the portfolio of 1,016 GWh was below the long-term average of 1,197 GWh and lower than prior year generation of 1,042 GWh, primarily attributable to weak wind conditions in the first three quarters of this year.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Revenues totaling $105 million represent a decrease of $18 million. Lower generation was partially offset by annual escalations in our power purchase agreements. The appreciation of the U.S. dollar impacted revenues by $15 million but also affected operating and borrowing costs and the net result was a decrease in Funds From Operations of $7 million. Funds From Operations totaling $56 million represent a decrease of $11 million primarily attributable to the factors noted above.

Latin America

Our recently acquired 150 MW facilities in Brazil contributed 459  GWh which was above the long-term average 442  GWh.

Revenues and Funds From Operations totaled $22  million and $5 million, respectively.

Europe

Generation from the portfolio of 1,551 GWh was above the long-term average of 1,493 GWh and higher than prior year generation of 891 GWh.

Our portfolio generated 32 GWh ahead of last year due to improved wind conditions throughout this year, and representing a return to normal wind conditions.

Our recently acquired 123 MW wind portfolio in Portugal contributed 267 GWh. Contributions from Irish wind assets commissioned during 2015 were 361 GWh which brought the total contribution from the growth in the portfolio to 628 GWh. This was in line with long term average.

Revenues and Funds From Operations totaled $138 million and $32 million, respectively. The Irish and Portuguese portfolios contributed Funds From Operations of $26 million and $6 million, respectively.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

GENERATION AND FINANCIAL REVIEW FOR THE YEAR ENDED DECEMBER 31, 2014

The following table reflects the actual and long-term average generation for the year ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2014	2013	2014	2013	2014	2013
Hydroelectric generation
United States	10,293	10,082	10,785	9,681	(492)	401	211
Canada	5,570	5,494	5,132	5,062	438	432	76
Brazil	3,371	3,656	3,614	3,656	(243)	-	(285)
	19,234	19,232	19,531	18,399	(297)	833	2
Wind energy
United States	1,170	1,145	1,394	1,341	(224)	(196)	25
Canada	1,042	1,075	1,197	1,197	(155)	(122)	(33)
Europe(2)	891	-	826	-	65	-	891
	3,103	2,220	3,417	2,538	(314)	(318)	883
Other	211	770	348	899	(137)	(129)	(559)
Total(3)	22,548	22,222	23,296	21,836	(748)	386	326

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, 2014 numbers include generation for the period from January 1, 2014 to June 30, 2014.

(3)         Includes 100% of generation from equity-accounted investments.

Generation levels during the year ended December 31, 2014 totaled 22,548 GWh, compared to the long-term average of 23,296 GWh, and an increase of 326 GWh as compared to the prior year.

The hydroelectric portfolio generated 19,234 GWh, below the long-term average of 19,531 GWh and consistent with the prior year. Generation from existing facilities was 18,192 GWh, compared to 19,232 GWh for the prior year. The decrease in generation was primarily attributable to inflows at our Tennessee and North Carolina facilities returning to more normal levels compared to the prior year, when generation was above the long-term average. The impact on financial results was partly offset by the non-controlling interests. Inflows were strong and generation levels were above long-term average across the majority of the Canadian portfolio, consistent with the prior year. As at December 31, 2014, reservoir levels in Canada and the United States were above average. In Brazil, our participation in the hydrological balancing pool mitigated the impact of drought-like conditions and resulted in generation being only 8% lower than assured levels. The recent growth in our portfolio resulted in incremental generation of 821 GWh, and a full year’s contribution from facilities acquired in 2013 resulted in incremental generation of 221 GWh.

The wind portfolio generated 3,103 GWh, below the long-term average of 3,417 GWh and an increase of 883 GWh compared to the prior year. The increase is attributable to the recent growth in our portfolio, which resulted in incremental generation of 891 GWh, and a full year’s contribution from facilities acquired in 2013 which resulted in incremental generation of 27 GWh.

Our 110 MW natural gas-fired plant in Ontario had been operating on an uncontracted basis since April 2014. Since then, the facility has had nominal generation as a result of low power prices relative to gas market prices. The operations at this facility have temporarily been suspended but remain available to be restarted should economic conditions allow.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Revenues	$1,704	$1,706
Other income	10	11
Share of cash earnings from equity-accounted investments	26	21
Direct operating costs	(524)	(530)
Adjusted EBITDA(1)	1,216	1,208
Fixed earnings adjustment(2)	11	-
Interest expense – borrowings	(415)	(410)
Management service costs	(51)	(41)
Current income taxes	(18)	(19)
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(145)	(107)
Preferred equity	(38)	(37)
Funds From Operations(1)	560	594
Less: adjusted sustaining capital expenditures(3)	(58)	(56)
Adjusted Funds From Operations(1)	502	538
Add: cash portion of non-controlling interests	183	144
Add: adjusted sustaining capital expenditures	58	56
Less: fixed earnings adjustment	(11)	-
Other items:
Depreciation	(548)	(535)
Unrealized financial instruments gain	10	37
Share of non-cash loss from equity-accounted investments	(23)	(12)
Deferred income tax recovery	29	18
Other	3	(31)
Net income	$203	$215

Net income attributable to limited partners' equity	$58	$69

Basic and diluted earnings per LP Unit(4)	$0.42	$0.52

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year Ended December 31, 2014”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014.The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)       Based on long-term sustaining capital expenditure plans.

(4)       Average LP Units outstanding during the period totaled 138.8 million (2013: 132.9 million).

Revenues totaled $1,704 million which represented a year-over-year decrease of $2 million.  Strong merchant pricing and annual escalations in our power purchase agreements partially offset lower year-over-year generation from existing U.S. hydroelectric facilities and a contractual decrease in contract price at our Louisiana facility, the net negative impact of which was $46 million.

While total generation from our Canada hydroelectric portfolio was consistent with prior year, stronger performance from facilities with higher relative contract prices contributed an incremental $9 million to our financial results.

In Brazil, revenues declined $14 million year-over-year as the impact of lower generation was partially offset by our ability to capture strong merchant power pricing by keeping a portion of our output uncontracted.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

While contributions from our existing wind portfolio were consistent with prior year, revenue from our natural gas-fired plant in Ontario decreased $40 million reflecting limited operations throughout 2014.

The recent growth in our hydroelectric and wind portfolios and a full year’s contribution from facilities acquired or commissioned in 2013 resulted in incremental revenues of $151 million.

The average total revenue per MWh of $77 is consistent with the prior year.

Direct operating costs totaling $524 million represent a year-over-year decrease of $6 million attributable to the savings achieved from the cost efficiencies at our operations and the reduction in power purchased in the open market for our co-generation facilities. The recent growth in our portfolio and a full year’s costs from facilities acquired or commissioned in 2013 resulted in an incremental $46 million.

Pursuant to the terms of the purchase and sale agreement, our acquisition of the Irish wind portfolio provided us with the economic benefit as of January 1, 2014, despite the transaction closing on June 30, 2014. Accordingly, we have included $11 million in Funds From Operations for the first six months of the year.

Interest expense totaling $415 million represents a year-over-year increase of $5 million. Incremental interest costs related to financing the growth in our portfolio were $31 million, and $5 million was related to up-financing activities. Repayment of certain subsidiary borrowings and corporate credit facilities resulted in a $17 million decrease in borrowing costs.

Management service costs totaling $51 million represent a year-over-year  increase of $10 million primarily attributable to the increase in the market value of our LP Units and the issuance of 10.25 million LP Units in the second quarter of 2014.

The cash portion of non-controlling interests totaling $183 million represents a year-over-year increase of $39 million. An increase of $60 million related to the growth in our portfolio and the partial sale of hydroelectric facilities in New England to institutional investors in the third quarter of 2013, was partly offset by the overall decrease in performance from certain existing assets in our U.S. hydroelectric portfolio.

Funds From Operations totaling $560 million incorporates growth of $26 million and the net impact of the appreciation of the U.S. dollar of $24 million.

Net income was $203 million for the year ended December 31, 2014 (2013: Net income of $215 million) resulting in a basic and diluted earnings per LP Unit of $0.42 (2013: $0.52).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	10,785	5,132	15,917	3,614	19,531
Generation (GWh) – actual(1)(2)	10,293	5,570	15,863	3,371	19,234
Revenues	$719	$394	$1,113	$265	$1,378
Adjusted EBITDA(3)	493	315	808	198	1,006
Funds From Operations(3)	$256	$243	$499	$149	$648
(MILLIONS, EXCEPT AS NOTED)	2013
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	9,681	5,062	14,743	3,656	18,399
Generation (GWh) – actual(1)(2)	10,082	5,494	15,576	3,656	19,232
Revenues	$677	$399	$1,076	$301	$1,377
Adjusted EBITDA(3)	473	319	792	221	1,013
Funds From Operations(3)	$253	$255	$508	$169	$677

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Year Ended December 31, 2014”.

United States

Generation from the portfolio was 10,293 GWh for the year ended December 31, 2014, below the long-term average of 10,785 GWh and above prior year generation of 10,082 GWh. Generation from existing facilities decreased 704 GWh. Inflows returned to more normal levels at our facilities in Tennessee, North Carolina and the eastern United States as compared to the prior year, which had benefited from strong hydrological conditions and above long-term average generation. However, the impact on results from this variance was reduced by the non-controlling interest in the Tennessee and North Carolina facilities. Partly offsetting these decreases were the strong inflows at our New England facilities. During the year we benefited from the merchant profile on our recently acquired facilities in New England and Pennsylvania, and captured strong energy pricing. The recent growth in our portfolio and a full year’s contribution from facilities acquired in 2013 resulted in incremental generation of 915 GWh.

Revenues totaling $719 million represent a year-over-year increase of $42 million. Revenues were reduced by $54 million due to the decrease in generation from existing facilities, and a contractual decrease in the price at our Louisiana facility. Favorable market prices at the uncontracted facilities in our portfolio and the price escalators inherent in the power purchase agreements  for certain of our facilities contributed $8 million. The recent growth in our portfolio and a full year’s contribution from facilities acquired in 2013 resulted in incremental revenues of $88 million.

Funds From Operations totaling $256 million incorporates growth of $6 million. The increase in revenues from existing facilities and improved performance from our equity-accounted investments was partly offset by the cash portion of non-controlling interests.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Canada

Generation from the portfolio was 5,570 GWh for the year ended December 31, 2014, above the long-term average of 5,132 GWh and slightly above the prior year generation of 5,494 GWh. We experienced strong hydrological conditions, particularly at our facilities in Ontario. The facility in British Columbia commissioned during the second quarter provided incremental generation of 68 GWh.

Revenues totaling $394 million represent a year-over-year decrease of $5 million. Stronger performance from existing facilities with higher relative contract prices contributed an additional $9 million, and the recently commissioned facility in British Columbia and a full year’s contribution from facilities acquired in 2013 resulted in incremental revenues of $12 million.

Funds From Operations totaling $243 million represent a year-over-year decrease of $12 million. The decrease in revenues and higher borrowing costs associated with up-financing initiatives were partly offset by the cost efficiencies at our operations. The appreciation of the U.S. dollar impacted revenues by $26 million, but also affected costs and other expenses resulting in a net decrease in Funds From Operations of $17 million.

Brazil

Generation from the portfolio was 3,371 GWh for the year ended December 31, 2014 below prior year generation of 3,656 GWh and the long-term average of 3,614 GWh. The decrease is primarily attributable to the drought-like conditions experienced in the year; however, the impact was mitigated by our participation in the hydrological balancing pool. The optionality maintained in the portfolio allowed us to benefit from the strong power pricing environment and help offset the effects of the lower generation. During the year we secured 3 – 5 year contracts for 567 GWh at prices ranging from R$190 – R$270 per MWh, significantly above existing contracts expiring in the near term. A full year’s contribution from a facility commissioned in 2013 provided an incremental 59 GWh of generation.

Revenues totaling $265 million represent a year-over-year decrease of $36 million. Strong power pricing was offset by the effects of the lower volumes.

Funds From Operations totaling $149 million represent a year-over-year decrease of $20 million. The appreciation of the U.S. dollar impacted revenues by $25 million, but also affected costs and other expenses resulting in a net decrease in Funds From Operations of $14 million.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

WIND

The following table reflects the results of our wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America		Europe	Total
Generation (GWh) – LTA(1)(2)	1,394	1,197	2,591		N/A	826	3,417
Generation (GWh) – actual(1)(2)	1,170	1,042	2,212		N/A	891	3,103
Revenues	$129	$123	$252	$	N/A	$45	$297
Adjusted EBITDA(3)	86	105	191		N/A	29	220
Funds From Operations(3)	$13	$67	$80	$	N/A	$18	$98
(MILLIONS, EXCEPT AS NOTED)	2013
	North America			Latin
	United States	Canada	Total	America		Europe		Total
Generation (GWh) – LTA(1)(2)	1,341	1,197	2,538		N/A		N/A	2,538
Generation (GWh) – actual(1)(2)	1,145	1,075	2,220		N/A		N/A	2,220
Revenues	$125	$133	$258	$	N/A	$	N/A	$258
Adjusted EBITDA(3)	82	111	193		N/A		N/A	193
Funds From Operations(3)	$18	$67	$85	$	N/A	$	N/A	$85

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Year Ended December 31, 2014”.

United States

Generation from the portfolio was 1,170 GWh for the year ended December 31, 2014, below the long-term average of 1,394 GWh due to lower wind conditions across the portfolio, and consistent with prior year generation of 1,145 GWh. A full year’s contribution from the facilities acquired in 2013 resulted in incremental generation of 27 GWh.

Revenues totaling $129 million represent a year-over-year increase of $4 million primarily attributable to the full year’s contribution from the facilities acquired in 2013.

Funds From Operations totaling $13 million represent a year-over-year decrease of $5 million, primarily attributable to the increase in non-controlling interests.

Canada

Generation from our Canadian wind portfolio was 1,042 GWh, below the long-term average of 1,197 GWh and prior year generation of 1,075 GWh, all attributable to lower wind conditions. Generation at one of our facilities was curtailed, reducing generation by 29 GWh, for which we received compensation at the power purchase agreement  price.

Revenues totaling $123 million represent a year-over-year decrease of $10 million, primarily attributable to the appreciation of the U.S. dollar.

Funds From Operations totaling $67 million was consistent year-over-year. The decrease in revenues was offset by cost efficiencies at our operations.

Europe

Generation from our wind portfolio in Ireland was 891 GWh for the year ended December 31, 2014. We substantially completed construction on two Irish wind facilities totaling 125 MW. The facilities

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

generated 125 GWh in 2014 and received payments under power purchase agreements. These facilities, which are expected to generate 349 GWh annually, were fully commissioned in Q1 2015.

Revenues totaled $45 million for the year ended December 31, 2014 and included a $12 million contribution from the two development projects.

Funds From Operations totaling $18 million includes an $11 million fixed earnings adjustment amount for the period from January 1, 2014 to June 30, 2014.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year. Substantially all of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations in our audited consolidated financial statements. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Property, plant and equipment, at fair value totaled $18.4 billion as at December 31, 2015 as compared to $18.6 billion as at December 31, 2014. During the year ended December 31, 2015, the acquisition of 163 MW of hydroelectric facilities, 273 MW of wind facilities, 175 MW of biomass facilities, and a wind development pipeline of approximately 1,200 MW totaled $1,160 million. The development and construction of power generating assets totaled $289 million. The 102 MW wind facility in California sold during the year had been recorded at a carrying amount of $230 million. The revaluation of property, plant and equipment resulted in an increase in fair value of $1,164 million. Property, plant and equipment were impacted by foreign currency changes related to the appreciation of the U.S. dollar in the amount of $1,975 million. We also recognized depreciation expense of $616 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. Excluding power generating assets acquired during the year ended December 31, 2015, the following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment as at December 31:

(BILLIONS)	2015	2014
50 bps increase in discount rates	$(1.3)	$(1.3)
50 bps decrease in discount rates	1.6	1.5

5% increase in future electricity prices	0.6	0.5
5% decrease in future electricity prices	(0.6)	(0.5)

50 bps increase in terminal capitalization rate(1)	(0.4)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.4

(1)            The terminal capitalization rate applies only to hydroelectric assets in North America.

Terminal values are included in the valuation of hydroelectric assets in North America. For the hydroelectric assets in Latin America, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2015, was 18 years (2014: 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Latin America. If an additional 20 years of cash flows were included in Latin America, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 12 - Property, plant and equipment, at fair value in our audited consolidated financial statements.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth. Based on current supply and demand fundamentals, Brookfield Renewable has revised the year of new entry to 2023 from 2020. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $60 million.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. The debt to total capitalization ratio improved from December 31, 2014 due primarily to the impact of the appreciation of the U.S. dollar on foreign denominated net assets.

The following table summarizes the total capitalization and debt to total capitalization using book values as at December 31:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Credit facilities(1)	$368	$401
Corporate borrowings(1)	1,368	1,286
Subsidiary borrowings(2)	5,602	5,991
Long-term indebtedness	7,338	7,678
Deferred income tax liabilities, net of deferred income tax assets	2,538	2,495
Equity	8,763	8,881
Total capitalization	$18,639	$19,054
Debt to total capitalization	39%	40%

(1)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(2)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed.

During the year ended December 31, 2015 we completed the following financings:

Credit facilities

In May 2015, we extended the maturity of our corporate credit facilities by one year to June 2020 and also expanded the available amount to $1,310 million from $1,280 million.

In November and December 2015, we further expanded the available amount to $1,560 million.

Corporate borrowings

In March 2015, we issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%. Transaction costs of $1 million were incurred. Proceeds of the offering were used to repay existing indebtedness and for general corporate purposes.

Subsidiary borrowings

In February 2015, we secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, we assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, we assumed R$631 million ($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

In May 2015, as part of the acquisition of a 120 MW hydroelectric facility in Brazil, we assumed R$254 million ($83 million) of debt with variable interest rates of the Brazilian Interbank Deposit Certificate rate plus 0.5% and 2.0%, and a weighted-average remaining term of 7.6 years.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Effective June 30, 2015, the margin on C$194 million ($155 million) of debt associated with a 189 MW wind facility in Ontario was reduced from 2.25% to 1.625%.

The final drawdown of €20 million ($22 million) was made in July 2015 on the construction and term loan associated with 137 MW of wind projects in Ireland, bringing the total draw to €188 million ($227 million) at a weighted average rate of 2.74% and maturing in December 2027.

Effective July 31, 2015, the margin on C$119 million ($95 million) of debt associated with a 51 MW wind facility in Ontario was reduced from 2.25% to 1.625%, and the debt was up-financed by C$7 million ($5 million).

In September 2015, we secured financing in the amount of R$187 million ($47 million) with respect to 90 MW of biomass capacity in Brazil, of which we drew R$139 million ($35 million). The loan bears interest at a floating interest rate of the TJLP’s rate plus 1.4%, and matures in October 2035.

Equity-accounted investments

In February 2015, our equity-accounted investee with a 45 MW hydroelectric facility in British Columbia refinanced indebtedness by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. We own a 50%, equity-accounted interest in this facility.

In October 2015, our equity-accounted investee with a 600 MW pumped storage and 10 MW hydroelectric facilities in New England  completed a $400 million bond financing. The bond matures in 2025, and bears interest at a fixed interest rate of 4.89% on $375 million and a floating interest rate of LIBOR plus a margin of 270 basis points on the remaining $25 million. Simultaneously, the equity-accounted investee also completed a $26 million letter of credit and working capital facility with a three-year term and a floating interest rate of LIBOR plus a margin of 170 basis points. We own a 50%, equity-accounted interest in this facility.

Available liquidity

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment grade basis. Principal sources of liquidity are cash flows from operations and proceeds from the issuance of securities through public markets and private capital.

The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2015	2014
Cash and cash equivalents	$63	$150
Credit facilities
Authorized credit facilities	1,760	1,480
Draws on credit facilities(1)	(368)	(401)
Issued letters of credit	(218)	(227)
Available portion of credit facilities	1,174	852
Available liquidity	$1,237	$1,002

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Long-term debt and credit facilities

The following table summarizes our undiscounted principal repayments and interest payable as at December 31, 2015:

(MILLIONS)	2016	2017	2018	2019	2020	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
North America
United States	$355	$778	$770	$59	$23	$1,218	$3,203
Canada	117	45	48	46	174	1,041	1,471
	472	823	818	105	197	2,259	4,674
Latin America	28	28	38	39	36	178	347
Europe	53	48	51	55	61	363	631
	553	899	907	199	294	2,800	5,652
Corporate borrowings and
credit facilities(1)	217	-	145	-	692	687	1,741
Equity-accounted investments	-	1	6	5	6	415	433
	$770	$900	$1,058	$204	$992	$3,902	$7,826
Interest payable(2)
Subsidiary borrowings
United States	166	158	115	89	84	503	1,115
Canada	81	75	73	70	68	392	759
Brazil	30	27	24	21	17	59	178
Europe	24	22	20	18	16	45	145
	301	282	232	198	185	999	2,197
Corporate borrowings and
credit facilities	74	60	60	53	51	171	469
Equity-accounted investments	15	20	25	20	20	89	189
	390	362	317	271	256	1,259	2,855
	$1,160	$1,262	$1,375	$475	$1,248	$5,161	$10,681

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $4 million and $59 million of unamortized premiums and deferred financing fees, respectively.

(2)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

Subsidiary and corporate borrowings maturing in 2016 are expected to be refinanced at or in advance of maturity.  Maturities of borrowings in 2016 include a tranche of our medium-term corporate notes, subsidiary borrowings on our portfolio of hydroelectric facilities in Tennessee and North Carolina and British Columbia, and debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund.

We remain focused on refinancing near term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2020 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The overall maturity profile and average interest rates associated with our borrowings and credit facilities as at December 31 are as follows:

	Average term (years)		Average interest rate (%)
	Dec 31	Dec 31	Dec 31	Dec 31
	2015	2014	2015	2014
Corporate borrowings	6.5	6.7	5.0	5.3
Subsidiary borrowings	9.3	10.4	5.5	5.3
Credit facilities	4.5	4.5	1.4	1.4

During the year ended December 31, 2015, we issued C$400 million ($317 million) of medium-term corporate notes maturing in June 2025, reducing our overall costs on corporate borrowings from 5.3% to 5.0% and also increasing the average term.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

CONTRACT PROFILE

We have a largely predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 17 years combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	2016	2017	2018	2019	2020
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	9,487	9,283	7,000	7,000	7,000
Canada	4,681	4,634	4,634	4,624	3,043
	14,168	13,917	11,634	11,624	10,043
Latin America	3,606	3,271	2,973	2,961	2,712
	17,774	17,188	14,607	14,585	12,755
Wind
North America
United States	1,010	1,010	1,010	1,010	1,010
Canada	1,197	1,197	1,197	1,197	1,197
	2,207	2,207	2,207	2,207	2,207
Latin America	560	560	560	560	560
Europe	1,433	1,433	1,433	1,433	1,295
	4,200	4,200	4,200	4,200	4,062
Other	481	486	534	534	534
	22,455	21,874	19,341	19,319	17,351
Uncontracted	3,358	3,987	6,520	6,542	8,809
Total long-term average	25,813	25,861	25,861	25,861	26,160
Long-term average on a proportionate basis(3)	19,360	19,384	19,387	19,385	19,582

Contracted generation - as at December 31, 2015
% of total generation	87%	85%	75%	75%	66%
% of total generation on a proportionate basis(3)	90%	88%	82%	82%	71%

Price per MWh - total generation	$71	$69	$74	$75	$78
Price per MWh - total generation on a
proportionate basis	71	70	73	74	77

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Includes generation of 2,487 GWh for 2016 and 2,283 GWh for 2017 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The following changes were made to the contract profile for the year ended December 31, 2015:

•         Included power purchase agreements associated with the acquisition of the 488 MW multi-technology renewable energy portfolio in Brazil and the 123 MW wind portfolio in Portugal

•         Included power purchase agreements associated with our commissioned 12 MW wind facility in Ireland

•         Included long-term contracts for two hydroelectric development projects in Brazil, representing 53 MW of generating capacity

•         Eliminated the contract for the 102 MW wind facility in California which was sold at the beginning of the third quarter of 2015

We remain focused on re-contracting our generation on acceptable terms, once their terms expire, and will do so opportunistically at prices aligned with or above our long term view.

The majority of the long-term power purchase agreements are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation under power purchase agreements is comprised of Brookfield (42%), public power authorities (24%), industrial users (23%) and distribution companies (11%).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the consolidated balance sheets as at December 31:

(MILLIONS)	2015	2014
Property, plant and equipment, at fair value	$18,358	$18,566
Equity-accounted investments	197	273
Total assets	19,507	19,849
Long-term debt and credit facilities	7,338	7,678
Deferred income tax liabilities	2,695	2,637
Total liabilities	10,744	10,968
Participating non-controlling interests - in operating subsidiaries	2,587	2,062
General partnership interest in a holding subsidiary held by Brookfield	52	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,559	2,865
Preferred equity	610	728
Preferred limited partners' equity	128	-
Limited partners' equity	2,827	3,167
Total liabilities and equity	19,507	19,849

Contractual obligations

Development and construction

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and a 14 MW wind project in Northern Ireland are expected to be $193 million. The biomass facility and the wind project are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018. In the fourth quarter of 2015, we entered into a construction agreement in regards to a 15 MW wind development project in Northern Ireland. Costs associated with the project are expected to be $30 million. Construction is expected to commence in the first quarter of 2016.

Commitments and contingencies

In July 2015, we entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW and expected to generate 293 GWh. We completed the acquisition in January 2016 - refer to “Subsequent Events” - and will retain a 100% interest in these facilities.

In October 2015, we entered into an agreement to acquire two hydroelectric facilities in Pennsylvania with an aggregate capacity of 292 MW. The facilities are expected to generate 1,109 GWh annually. We are pursuing this transaction with our institutional partners, and expect to retain an approximate 40% controlling interest in the facilities. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

In January 2016 we and our institutional partners acquired an approximate 57.6% controlling interest in Isagen from the Colombian government; refer to “Subsequent Events”. Our initial economic interest in Isagen is 9% after accounting for the non-controlling interests of its institutional partners. Following the closing of the acquisition our consortium is required to conduct two tender offers with respect to the remaining Isagen shares. If our consortium is successful in acquiring the remaining outstanding Isagen shares, Brookfield Renewable’s interest in Isagen would then increase to approximately 23%.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

As at December 31, 2015, we had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)
2016	$24
2017	22
2018	20
2019	20
2020	18
Thereafter	191
Total	$295

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “Liquidity and Capital Resources” for further details.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at December 31, 2015, the letters of credit issued were $71 million (2014: $125 million).

Brookfield Renewable’s equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2015, letters of credit issued by Brookfield Renewable’s equity-accounted entities were $16 million (2014: nil).

An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored infrastructure funds to fund these target acquisitions in the future, if and when identified.

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnities prevent us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 10 - Related Party Transactions in our audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund and Brookfield Infrastructure Fund II, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

The following table reflects the related party agreements and transactions on the consolidated statements of income, for the year ended December 31:

(MILLIONS)	2015	2014	2013
Revenues
Power purchase and revenue agreements	$469	$433	$456
Wind levelization agreement	6	6	6
	$475	$439	$462
Direct operating costs
Energy purchases	$(5)	$(9)	$(36)
Energy marketing fee	(22)	(21)	(20)
Insurance services	(30)	(29)	(26)
	$(57)	$(59)	$(82)
Management service costs	$(48)	$(51)	$(41)
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Revenues from power purchase and revenue agreements for the year ended December 31, 2015 were higher as compared to the prior year. The increase is primarily due to an increased level of price support, reflecting the relatively lower pricing environment in the first quarter of 2015, and the impact of power purchase agreements for certain recently acquired facilities.

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2015	2014
Current assets
Due from related parties
Amounts due from	Brookfield	$52	$54
	Equity accounted investments and other	5	9
		$57	$63
Current liabilities
Due to related parties
Amount due to	Brookfield	$41	$56
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	23	21
Amount due to	Equity accounted investments and other	-	2
		$64	$79
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2015	2014	2013
Cash flow provided by (used in):
Operating activities	$588	$700	$735
Financing activities	(33)	1,299	(263)
Investing activities	(623)	(2,037)	(397)
Foreign exchange loss on cash	(19)	(15)	(9)
(Decrease) increase in cash and cash equivalents	$(87)	$(53)	$66

Cash and cash equivalents as at December 31, 2015 totaled $63 million, representing a decrease of $87 million since December 31, 2014.

Operating Activities

Cash flows provided by operating activities totaling $588 million for the year ended December 31, 2015 represent a year-over-year decrease of $112 million primarily attributable to the decrease in Funds From Operations and changes in working capital balances.

Cash flows provided by operating activities totaling $700 million for the year ended December 31, 2014 represent a year-over-year decrease of $35 million primarily attributable to the decrease in Funds From Operations.

Net change in working capital

The net change in working capital balances shown in the consolidated statements of cash flows for the year ended December 31 is comprised of the following:

(MILLIONS)	2015	2014	2013
Trade receivables and other current assets	$(72)	$20	$47
Accounts payable and accrued liabilities	2	(54)	(42)
Other assets and liabilities	8	14	(4)
	$(62)	$(20)	$1

Financing Activities

Cash flows used in  financing activities totaled $33 million for the year ended December 31, 2015. Long-term debt – borrowings were $944 million, and related to the growth in our portfolio and the issuance of medium-term corporate notes during the first quarter. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $855 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio, and amounted to $460 million. The issuance of 7,000,000 Class A, Series 7 Preferred LP Units at a price of C$25 per unit resulted in net proceeds of $128 million.

For the year ended December 31, 2015, distributions paid to LP Unitholders were $461 million (2014: $480 million). We increased our distributions to $1.66 per LP Unit, an increase of 11 cents per LP Unit which took effect in the first quarter. The amounts paid in the first quarter of 2014 included distributions declared in both that quarter, and in the fourth quarter of 2013. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $239 million (2014: $188 million). See “Dividends and Distributions” for further details.

Cash flows provided by financing activities totaled $1,299 million for the year ended December 31, 2014. Long-term debt – borrowings were $2,118 million and increased due to the growth in our portfolio, up-financing indebtedness associated with a 349 MW Ontario hydroelectric portfolio, a $560 million financing associated with a 417 MW hydroelectric facility in Pennsylvania, and financings totaling

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

€328 million ($413 million) associated with the wind facilities and development projects in Ireland. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $1,046 million. The issuance of 10,250,000 LP Units at a price of C$31.70 per LP Unit resulted in net proceeds of $285 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio, and amounted to $610 million.

For the year ended December 31, 2014, distributions paid to LP Unitholders were $480 million (2013: $378 million). With the change in timing of our quarterly distributions taking effect in the first quarter of 2014 resulting in a distribution on January 31, 2014 and on March 31, 2014, the amounts paid in the first quarter of 2014 included distributions declared in both the fourth quarter of 2013 and the first quarter of 2014. Distributions paid in the first quarter of 2013 included only those declared in the preceding quarter. Further, we increased our distributions to $1.55 per LP Unit, an increase of 10 cents per LP Unit which took effect in the first quarter of 2014. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $188 million (2013: $157 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the year ended December 31, 2015 totaled $623 million. Our investments were with respect to the acquisition of a 488 MW renewable power portfolio in Brazil, a 123 MW wind portfolio in Portugal, and a wind development pipeline of approximately 1,200 MW in Scotland. When combined, these investments totaled $663 million. Proceeds from the sale of the 102 MW wind facility in California were $143 million. Our continued investment in the development and construction of power generating assets was $209 million and sustainable capital expenditures totaled $76 million. Capital distributions received from our equity-accounted investments were $144 million.

Cash flows used in investing activities for the year ended December 31, 2014 totaled $2,037 million. Our investments were with respect to the acquisition of a hydroelectric facility in Pennsylvania, a wind portfolio in Ireland, a hydroelectric portfolio in Maine, and the remaining 50% interest previously held by our partner in a hydroelectric facility in California. When combined, these investments totaled $1,838 million. In addition, our continued investment in the construction of power generating assets was $78 million and sustainable capital expenditures totaled $108 million.

NON-CONTROLLING INTERESTS

Preferred equity

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the November 1, 2015 to January 31, 2016 dividend period was paid on January 31, 2016 at an annual rate of 3.03% (C$0.19112 per share).

On June 23, 2015, we announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”)’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, we are permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. Repurchases were authorized to commence on June 26, 2015 and will terminate on June 25, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

For the period ended December 31, 2015, 78,537 Class A, Series 1, Series 2 and Series 3 Preference Shares were repurchased at a cost of $1 million, and cancelled.

Class A, Series 5 Preference Shares – Exchange offer

In November 2015, we announced our offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.0% (the

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

“Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred LP Unit of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units; refer to “Subsequent Events”.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $8 million were made during the year ended December 31, 2015 (2014: $2 million).

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

PREFERRED LIMITED PARTNERS’ EQUITY

In November 2015, Brookfield Renewable issued 7,000,000 Class A, Series 7 Preferred LP Units at a price of C$25 per unit for gross proceeds of C$175 million ($132 million). Transaction costs of $4 million were incurred. The holders of the Series 7 Preferred LP Units will be entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.375 per unit, a yield of 5.5%, for the initial period ending on January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the 5-year Government of Canada bond yield plus 4.47%, and (ii) 5.5%. The Series 7 Preferred LP Units are redeemable on or after January 31, 2021.

The holders of Series 7 Preferred LP Units will have the right, at their option, to convert their Series 7 Preferred LP Units into Class A, Series 8 Preferred LP Units, subject to certain conditions, on January 31, 2021 and every five years thereafter. The holders of Series 8 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions, as and when declared, at an annual rate equal to the 3-month Government of Canada Treasury Bills yield plus 4.47%.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2015, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

LIMITED PARTNERS’ EQUITY

Brookfield Asset Management owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 62% of Brookfield Renewable on a fully-exchanged basis.

We commenced a normal course issuer bid on December 29, 2014 to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. We repurchased and cancelled 340,289 LP Units during the year ended December 31, 2015 at a cost of $9 million under the normal course issuer bid (refer to Note 21 - Limited partners’ equity in our December 31, 2015 consolidated financial statements). In December 2015, we renewed the normal course issuer bid and the authorization to repurchase up to 7.1 million LP Units will

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

expire on December 28, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

SHARES AND UNITS OUTSTANDING

The shares and units outstanding as at December 31 are presented in the following table:

	2015	2014
Class A Preference Shares
Series 1	5,449,675	10,000,000
Series 2	4,510,389	-
Series 3	9,961,399	10,000,000
Series 5	7,000,000	7,000,000
Series 6	7,000,000	7,000,000
	33,921,463	34,000,000
Class A Preferred LP Units
Series 7	7,000,000	-
	7,000,000	-

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	143,356,854	132,984,913
Issuance of LP Units	-	10,250,000
Distribution reinvestment plan	171,605	121,941
Repurchase of LP Units for cancellation	(340,289)	-
Balance, end of year	143,188,170	143,356,854

Total LP Units on a fully-exchanged basis(1)	272,846,793	273,015,477

LP Units held by
Brookfield	40,026,986	40,026,986
External LP Unitholders	103,161,184	103,329,868
	143,188,170	143,356,854

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units at the beginning of the year.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions for the year ended December 31 are presented in the following table:

	Declared or Accrued			Paid
(MILLIONS)	2015	2014	2013	2015	2014	2013
Class A Preference Shares
Series 1	$6	$12	$13	$7	$12	$13
Series 2	2	-	-	2	-	-
Series 3	8	10	11	8	11	12
Series 5	7	8	8	7	8	6
Series 6	7	8	5	7	8	4
	$30	$38	$37	$31	$39	$35

Participating non-controlling
interests - in operating subsidiaries	$208	$149	$122	$208	$149	$122

General partnership interest in a
holding subsidiary held by Brookfield	$4	$4	$4	$4	$4	$4
Incentive distribution	8	2	-	8	2	-
	$12	$6	$4	$12	$6	$4

Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	$217	$201	$188	$216	$231	$185

Class A Preferred LP Units
Series 7	$1	$-	$-	$-	$-	$-

Limited partners' equity
Brookfield	67	62	58	67	71	56
External LP Unitholders	172	154	135	166	172	133
	$239	$216	$193	$233	$243	$189

In January 2013, LP Unitholder distributions were increased to $1.45 per LP Unit on an annualized basis, an increase of seven cents per LP Unit, which took effect with the distribution payable in April 2013.

In February 2014, LP Unitholder distributions were increased to $1.55 per unit on an annualized basis, an increase of ten cents per LP Unit, which took effect with the distribution payable in March 2014.

In February 2015, LP Unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per LP Unit, which took effect with the distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The consolidated annual financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 – Significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Critical estimates

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

            The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 - Property, plant and equipment, at fair value in our audited consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2(o)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment in our audited consolidated financial statements for further details.

            Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)        Financial instruments

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 9 - Risk Management and Financial Instruments in our audited consolidated financial statements for more details.

(iii)       Deferred income taxes

            The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

Critical judgments in applying accounting policies

            The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)         Preparation of consolidated financial statements

            These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)        Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)         Property, plant and equipment

            The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 2(f) - Property plant and equipment and revaluation method in our audited consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20 year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20 year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2023 in North America and Europe. This year is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants, rising environmental compliance costs, and increased demand. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development.

            Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists.  Operating costs are based on long-term budgets escalated for inflation.  Each operational facility has a 20 year capital plan that it follows to ensure the maximum life of its assets is achieved.  Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)      Financial instruments

            The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 2(i) — Financial instruments in our audited consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)       Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 2(k) — Income taxes in our audited consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Future changes in accounting policies

(i)      Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2017 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

(iv)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases  and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Management is currently evaluating the impact of IFRS 16 on the consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Evaluation of Disclosure Controls and Procedures

            Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2015, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015  has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.

Limitations on Effectiveness of Controls and Procedures

            In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control

            There was no change in our internal control over financial reporting during the year ended December 31, 2015, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

 OPERATIONAL AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED DECEMBER 31, 2015

The following table reflects the actual and long-term average generation for the three months ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America
United States	2,546	2,434	2,801	2,796	(255)	(362)	112
Canada	1,018	1,714	1,202	1,218	(184)	496	(696)
	3,564	4,148	4,003	4,014	(439)	134	(584)
Latin America	1,240	795	1,048	900	192	(105)	445
	4,804	4,943	5,051	4,914	(247)	29	(139)
Wind
North America
United States	190	230	219	274	(29)	(44)	(40)
Canada	345	311	343	343	2	(32)	34
	535	541	562	617	(27)	(76)	(6)
Latin America	137	-	148	-	(11)	-	137
Europe	479	299	443	235	36	64	180
	1,151	840	1,153	852	(2)	(12)	311
Other	162	56	165	4	(3)	52	106
Total(2)	6,117	5,839	6,369	5,770	(252)	69	278

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date, and is not annualized.

(2)         Includes 100% of generation from equity-accounted investments.

Generation for the three months ended December 31, 2015 totaled 6,117 GWh, below the long-term average of 6,369 GWh and an increase of 278  GWh compared to the prior year.

The hydroelectric portfolio generated 4,804 GWh, below the long-term average of 5,051 GWh and a decrease of 139 GWh compared to the prior year. Generation in the United States was higher compared to the prior year, particularly in Tennessee and North Carolina, but was below the long-term average across the balance of the portfolio. In Canada, generation was below the long-term average and lower compared to the prior year, in which Ontario in particular had experienced strong inflows.  While we experienced lower generation in North America relative to the long-term average and prior year, inflows showed strong signs of improvement during the fourth quarter of 2015 and were used to replenish reservoirs. As at December 31, 2015, reservoir levels were in line with the long-term average and position us well for 2016. Generation in Brazil continued to improve in the fourth quarter of 2015 but remained below the long-term average. In this period we reached an agreement with the Brazilian government to recover revenues equivalent to generation of 278 GWh as compensation for system-wide curtailments in 2015.

Our Irish wind portfolio generated above the long-term average, and marginally below the prior year. Generation from our North American wind portfolio generated in line with the long-term average and increased 44 GWh from the prior year due to improved wind conditions. Generation from the prior year includes 50 GWh related to the 102 MW wind facility in California sold in 2015.

Our recently acquired 433 MW hydroelectric, wind and biomass portfolio in Brazil and 123 MW wind portfolio in Portugal contributed 471 GWh and 74 GWh, respectively. Contributions from Irish wind

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

assets commissioned during 2015 were 115 GWh which brought the total contribution from the growth in the portfolio to 660 GWh. This was below the long-term average.

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net (loss) income for the three months ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$392	$408
Other income	6	2
Share of cash earnings from equity-accounted investments	2	1
Direct operating costs	(142)	(138)
Adjusted EBITDA(1)	258	273
Interest expense – borrowings	(103)	(106)
Management service costs	(10)	(13)
Current income taxes	(1)	1
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(48)	(30)
Preferred equity	(7)	(9)
Less: distributions to preferred limited partners	(1)	-
Funds From Operations(1)	88	116
Less: adjusted sustaining capital expenditures(2)	(15)	(15)
Adjusted Funds From Operations(1)	73	101
Add: cash portion of non-controlling interests	55	39
Add: distributions to preferred limited partners	1	-
Add: adjusted sustaining capital expenditures	15	15
Other items:
Depreciation	(144)	(148)
Unrealized financial instruments gain	-	5
Share of non-cash loss from equity-accounted investments	(2)	(8)
Deferred income tax recovery	40	21
Other	(48)	6
Net (loss) income	$(10)	$31

Net (loss) income attributable to limited partners' equity	$(13)	$16

Basic and diluted (loss) earnings per LP Unit(3)	$(0.09)	$0.11

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       Based on long-term sustaining capital expenditure plans.

(3)       Average LP Units outstanding during the period totaled 143.2 million (2014: 143.3 million).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Revenues totaling $392 million represent a decrease of $16 million.

Revenues from our entire hydroelectric portfolio decreased $11 million. In North America, lower generation at our Canadian portfolio and a relatively lower pricing environment in the northeastern United States contributed to a decrease in revenues. Revenues from our Brazilian hydroelectric portfolio included the recovery relating to curtailment of $25 million, and relatively stronger power prices that we were able to capture by maintaining a lower level of contracted power in the portfolio.

Improved conditions across our North American and Irish wind portfolios, and escalations in our power purchase agreements resulted in an $11 million increase in revenues.

The recent growth across our entire portfolio contributed revenues of $36 million. The 102 MW wind facility in California sold at the beginning of the third quarter of 2015 had contributed revenues of $5 million in the prior year.

The appreciation of the U.S. dollar resulted in a $46 million reduction in revenues. This also affected operating and borrowing costs, and the net impact on Funds From Operations was $19 million.

The average total revenue per MWh of $64 decreased $6 per MWh, primarily attributable to the appreciation of the U.S. dollar impacting our revenues denominated in Canadian dollars, Euros and the Brazilian Real, partially offset by higher relative pricing at certain facilities in our portfolio.

Direct operating costs totaling $142 million represent an increase of $4 million, primarily reflecting timing differences from the prior year largely related to our ongoing maintenance projects and the growth in our portfolio.

Interest expense totaling $103 million represents a decrease of $3 million, as incremental borrowing costs of $9 million attributable to the growth in our portfolio were partly offset by savings attributable to repayments on certain subsidiary borrowings.

Management service costs totaling $10 million represent a decrease of $3 million, which was primarily attributable to the appreciation of the U.S. dollar.

The cash portion of non-controlling interests totaling $55 million represent an increase of $16 million which was primarily attributable to the growth in our portfolio and improved performance from certain assets in our portfolio.

Funds From Operations totaling $88 million represent a decrease of $28 million, reflecting the variances described above. The growth in our portfolio contributed $10 million to Funds From Operations.

Net loss totaling $10 million represents a decrease of $41 million.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters:

	2015				2014				2013
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Generation (GWh) - LTA(1)(2)	6,369	5,459	7,199	6,516	5,770	5,065	6,440	6,021	5,380	4,960	6,171	5,325
Generation (GWh) - actual(1)(2)	6,117	4,992	6,400	5,823	5,839	4,383	6,341	5,985	5,268	5,154	6,265	5,535
Revenues	$392	$337	$458	$441	$408	$342	$474	$480	$393	$392	$484	$437
Adjusted EBITDA(3)	258	242	339	338	273	223	360	360	272	260	357	319
Funds From Operations(3)	88	80	146	153	116	61	198	185	137	108	187	162
Net (loss) income
Non-controlling interests
Participating non-controlling
interests - in operating subsidiaries	8	37	10	14	(8)	(2)	21	40	(7)	8	24	16
General partnership interest in a
holding subsidiary held by Brookfield	-	-	-	-	-	-	-	1	-	-	-	1
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	(13)	(8)	8	14	14	(16)	20	37	10	5	22	30
Preferred equity	7	7	8	8	9	10	10	9	10	10	10	7
Preferred limited partners' equity	1	-	-	-	-	-	-	-	-	-	-	-
Limited partners' equity	(13)	(9)	9	15	16	(17)	21	38	11	5	22	31
	(10)	27	35	51	31	(25)	72	125	24	28	78	85
Basic and diluted (loss) earnings per LP Unit	(0.09)	(0.07)	0.07	0.10	0.11	(0.13)	0.15	0.29	0.08	0.04	0.17	0.23
Average LP Units outstanding (millions)	143.3	143.4	143.4	143.4	143.3	143.3	135.3	133.0	132.9	132.9	132.9	132.9
Distributions:
General partnership interest in a
holding subsidiary held by Brookfield	3	3	3	3	1	2	1	2	1	1	1	1
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	54	54	54	55	50	50	51	50	47	47	47	47
Preferred equity	7	7	8	8	9	10	10	9	10	10	10	7
Preferred limited partners' equity	1	-	-	-	-	-	-	-	-	-	-	-
Limited partners' equity	59	59	60	61	56	56	53	51	48	49	48	48

(1)            Includes 100% of generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures" , “Financial Review by Segments for the Year Ended December 31, 2015” and “Financial Review by Segments for the Year Ended December 31, 2014”.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

(a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities.  Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.  Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2015	2014	2013	2015	2014	2013
5% increase	$(2)	$(1)	$(1)	$(7)	$(9)	$1
5% decrease	2	1	1	7	9	(1)

(ii) Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.

Brookfield Renewable has exposure to the Canadian dollar, Brazil real and Euro through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.

The table below summarizes the impact of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2015	2014	2013	2015	2014	2013
5% increase	$2	$12	$-	$10	$19	$-
5% decrease	(2)	(12)	-	(10)	(19)	-

(iii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.

Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt.  Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $2,532 million (2014: $2,552 million). Of this principal value, $1,040 million (2014: $1,237 million) has been hedged through the use of interest rate swaps.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2015	2014	2013	2015	2014	2013
1% increase	$(15)	$(13)	$(7)	$125	$138	$96
1% decrease	15	13	7	(125)	(138)	(96)

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. As at December 31, 2015, 99% (2014: 99%)  of Brookfield Renewable’s trade receivables of $98 million were current. See Note 8 - Trade receivables and other current assets in our audited consolidated financial statements for additional details regarding Brookfield Renewable’s trade receivables balance.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2015	2014
Cash and cash equivalents	$63	$150
Restricted cash(1)	336	313
Trade receivables and other short-term receivables	185	131
Financial instrument assets	32	66
Due from related parties	57	63
	$673	$723

(1)            Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in “Liquidity and Capital Resources”.  We also ensure that we have access to public capital markets and maintain a strong investment grade credit rating of BBB (high).

We are also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

The sensitivity analysis discussed above reflects only the risks associated with instruments that we consider are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion above is not intended to reflect fully the risk exposure that we may have.

risk factors

The following represents the most relevant risk factors relating to Brookfield Renewable’s business, and is not all-inclusive. For a description of other possible risks such as: uncontracted generation in our portfolio, general industry risks, force majeure, insurance limits, litigation, community and stakeholder relations, newly developed technologies, labor relations, the supply of feedstock for our biomass cogeneration facilities, greenfield development growth, sourcing and financing of acquisition opportunities, operational arrangements with partially owned investments, the issuance of equity or debt for future acquisitions and developments, new markets in foreign countries, general role, relationship and operational issues with Brookfield Asset Management, and general risks related to our limited partnership units, general taxation issues – domestic and foreign, please see the Form 20-F and other public disclosures which can be  accessed at EDGAR  and SEDAR.

Management believes that, since the end of 2015 there have been no changes in the business environment and risks that could affect Brookfield Renewable’s activities or results, other than risks related to the volatility of supply and demand in the energy markets.

Risks Related to Brookfield Renewable

We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.

Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the managing general partner and, as a result of such ownership of the managing general partner, Brookfield will be able to control the appointment and removal of the managing general partner’s directors and, accordingly, will exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield has an effective economic

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

interest in our business of approximately 62% as a result of its ownership of our LP Units and the Redeemable/Exchangeable partnership units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest. This could lead to Brookfield using its control rights in a manner that conflicts with the economic interests of our other Unitholders. For example, despite the fact that we have the Conflicts Policy in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our Unitholders.

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our Units.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management has delivered a report that assesses the effectiveness of our internal controls over financial reporting (in which they concluded that these internal controls are effective) and our independent registered public accounting firm has delivered an attestation report on our management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited consolidated financial statements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses in our internal controls over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our Units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Risks Related to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric stations, wind conditions at our wind facilities or to crop supply or weather conditions generally at our biomass cogeneration facilities could materially adversely affect the volume of electricity generated.

The revenues generated by our facilities are proportional to the amount of electricity generated which in turn is dependent upon available water flows, wind conditions and weather conditions generally. Hydrology, wind and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could also impact water flows within the watersheds in which we operate. Wind energy is highly dependent on weather conditions and, in particular, on wind conditions. The profitability of a wind facility depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase. A sustained decline in water flow at our hydroelectric stations or in wind conditions at our wind facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow. Weather conditions have historically caused variability in sugarcane harvests. A decline in sugarcane supply caused by drought, frost or floods, to the sugar and ethanol mills that are the feedstock suppliers of our biomass cogenerations facilities, could limit the volume of energy these facilities are able to generate.

In Brazil, hydroelectric power generators have access to a hydrology balancing program (“MRE”), which, within the limitation referred to below, stabilizes hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average irrespective of the

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

actual volume of energy generated whether above or below long-term average and substantially all our assets are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. In addition, specific rules provide the minimum percentages of the reference amount of electricity that must be actually generated each year for assuring participation in the MRE. The energy reference amount is assessed yearly according to the criteria of such regulation, and can be adjusted positively or negatively. If the Brookfield Renewable reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or changed, Brookfield Renewable’s financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In both instances, this could have an adverse effect on our results of operations and cash flows.

Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms.

If, for any reason, any of the purchasers of power under our power purchase agreements, including Brookfield, are unable or unwilling to fulfill their contractual obligations under the relevant power purchase agreement or if they refuse to accept delivery of power pursuant to the relevant power purchase agreement, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the power purchase agreements or some end use customers to pay for electricity received.

Certain power purchase agreements in our portfolio will be subject to re-contracting in the future. We cannot provide any assurance that we will be able to re-negotiate these contracts once their terms expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to renegotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

Conversely, a significant percentage of our sales will be made by facilities subject to indefinite term contracts with Brookfield (taking into account its rights of renewal) at fixed prices per MWh. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices for renewable power may be limited.

A significant portion of the power we generate is sold under long-term power purchase agreements with Brookfield, public utilities or industrial or commercial end-users, some of whom may not be rated by any rating agency. For example, as at December 31, 2015, approximately 42% of our 2016 contracted generation was with Brookfield entities, the majority of which are not rated and whose obligations are not guaranteed by Brookfield Asset Management.

Increases in water rental costs (or similar fees) or changes to the regulation of water supply may impose additional obligations on Brookfield Renewable.

Water rights are generally owned or controlled by governments that reserve the right to control water levels or impose water-use requirements as a condition of license renewal that differ from those arrangements in place today. We are required to pay taxes, make rental payments or pay similar fees for use of water and related rights once our hydroelectric projects are in commercial operation. Significant increases in water rental costs or similar fees in the future or changes in the way that governments regulate water supply could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Supply and demand in the energy market, including the non-renewable energy market, is volatile and such volatility could have an adverse impact on electricity prices and a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example,

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

natural gas) that is used to generate electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including potentially the cost of carbon; the structure of the electricity market; and weather conditions that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is greatly influenced by: macroeconomic conditions, absolute and relative energy prices and energy conservation and demand-side management.  Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. For example, declines in natural gas prices have impacted prices in power markets in North America. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable.

Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our assets are subject to the operating and market-setting rules determined by independent system operators, such as the ISO New England. These independent system operators could introduce rules in a way that adversely impact our operations.

There is a risk that our concessions and licenses will not be renewed.

We hold concessions and licenses and we have rights to operate our facilities which generally include rights to the land and water required for power generation. We generally expect that our rights and/or our licenses will be renewed. However, if we are not granted renewal rights, or if our concessions and licenses, as the case may be, are renewed subject to conditions which impose additional costs, or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.

The cost of operating our plants could increase for reasons beyond our control.

While we currently maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during the relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities.

We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

Our generation assets and construction projects are required to comply with numerous supranational (in the case of the European Union), federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement action and the operation of the assets could be adversely affected or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, as a result of which the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may experience equipment failure.

Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error or early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In particular, wind generation turbines are less commercially proven than hydroelectric assets and have shorter lifespans.

The occurrence of dam failures could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources.

The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.

We are subject to foreign currency risk which may adversely affect the performance of our operations and our ability to manage such risk depends, in part, on our ability to implement an effective hedging strategy.

A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making distributions. A significant depreciation in the value of such foreign currencies or measures which may be introduced by foreign governments to control inflation or deflation may have a material adverse effect on our business, financial condition, results of operations and cash flows. When managing our exposure to currency risks, we use foreign currency forward contracts and other strategies to mitigate currency risk and there can be no assurances that these strategies will be successful.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.

Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to its contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, may have a material adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could materially and adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are exposed to health, safety, security and environmental risks.

The ownership, construction and operation of our generation assets carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have a material and adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to our business and results of operations.

We may suffer a significant loss resulting from fraud, bribery, corruption other illegal acts, inadequate or failed internal processes or systems, or from external events.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. We operate in different markets and rely on our employees and certain third parties to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and make new investments, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable.

We rely on computerized business systems.

Our business places significant reliance on information technology. In addition, our business also relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. In light of this, we may be subject to cybersecurity risks or other breaches of information technology security. A breach of our cyber/data security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems for a significant time period could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations.

Advances in technology could impair or eliminate the competitive advantage of our projects.

There are other alternative technologies that can produce renewable power, such as fuel cells, micro-turbines and photovoltaic (solar) cells. Most of these alternative technologies still require subsidies to be competitive with conventional generation sources (including hydroelectric); however, research and development activities are ongoing to seek improvements in such alternative technologies and their cost of producing electricity is gradually declining. Additionally, research and developments activities are ongoing to seek improvements and reductions in carbon emissions from conventional fossil fuel generation. It is possible that advances will further reduce the cost of alternative methods of power generation. If this were to happen, the competitive advantage of our projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

Risks Related to Financing

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

Future acquisitions, the development and construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, capital recycling, debt and possible future sales of equity. There is debt throughout our corporate structure that will need to be replaced from time to time: Brookfield Renewable, BRELP, and the holding entities have corporate debt and many operating entities have limited recourse project level debt (the majority of which is non-recourse to Brookfield Renewable). Our ability to obtain debt or equity financing or to fund our growth, and our ability to refinance existing indebtedness, is dependent on, among other factors, the overall state

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

of the capital markets, continued operating performance of our assets, future electricity market prices, the level of future interest rates, lenders’ and investors’ assessment of our credit risk, capital markets conditions and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, Brookfield Renewable’s financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to raise capital and financing on favourable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.

Brookfield Renewable is subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

The credit rating assigned to Brookfield Renewable or any of our subsidiaries’ debt securities may not remain in effect for any given period of time. A rating may be changed or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.

Risks Related to Our Growth Strategy

We may be unable to identify sufficient investment opportunities and complete transactions as planned.

Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition and, as such, there is no certainty that we will be able to acquire or develop additional high-quality assets at attractive prices to continue growing our business. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. Further, our growth initiatives are subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including competition authorities) and other third party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether or may not fully realize their anticipated benefit. In respect of Isagen, our goal is to, together with our institutional partners, increase our ownership of shares well above the current 57.6% level. However, there is no assurance that all or most of the remaining shareholders will tender their shares to our tender offers.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Future growth of our portfolio may subject us to additional risks and the expected benefits of our transactions may not materialize.

A key part of Brookfield Renewable’s strategy involves seeking acquisition opportunities. Acquisitions in general, and large-scale acquisitions in particular, have the potential to materially increase the scale, scope and complexity of our operations. If we do not effectively manage the additional operations, our business, financial condition and results of operations may be adversely affected.

Acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the potential to not close or otherwise realize the expected benefits of an announced transaction, the difficulty of integrating the acquired operations and personnel into our current operations; the inability to achieve potential synergies; potential disruption of our current operations; diversion of resources, including the time and attention of Brookfield’s professionals; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation  related to the new operations; the risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover or adequately assess all material risks in the business being acquired, whether operational, financial, legal or otherwise. For example, we may fail to identify a change of control trigger in a material contract or authorization, or a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have a material adverse effect on Brookfield Renewable’s business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our units may decline.

The development of our generating facilities is subject to various construction risks and risks associated with the various types of arrangements we enter into with communities and joint venture partners.

Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to various environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, permitting delays, changing engineering and design requirements, the costs of construction, the performance and necessary experience of contractors, labor disruptions and inclement weather. In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, Aboriginal peoples, for the development of projects. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.

Government regulations providing incentives for renewable energy could change at any time.

            Development of new renewable energy sources and the overall growth of the renewable energy industry are dependent on state or provincial, national, supranational and international policies in support of such development. Policies which incentivize the development of renewables include renewable energy purchase obligations imposed on local service entities, tax incentives, including investment tax credits, production tax credits, and accelerated depreciation and direct subsidies. Some of the jurisdictions in which we operate provide such incentives, in one form or another, for investment in renewable power. For example, in the Republic of Ireland, the majority of our assets are underpinned by the REFIT program that ensures generators receive a minimum fixed annual electricity price, indexed by inflation annually over a contract term of 15 years.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The attractiveness of renewable energy to purchasers, as well as the economic return available to project sponsors, is often dependent on the incentives that are available, and the availability of such incentives is uncertain. There is a risk that government regulations that provide incentives for renewable energy, or that have increased emission standards or other environmental regulation of traditional thermal coal-fired generation, could change at any time in a manner that adversely impacts the market for renewables generally. Any such change may impact the competitiveness of renewable energy generally and the economic value and ability to develop our projects in particular. In addition, some of these incentives are subject to sunset provisions which mean they will expire unless renewed. The budget difficulties facing many governments create greater challenges and uncertainty in getting incentives renewed. In addition, even if incentives are renewed prior to their expiration, uncertainty regarding renewal can create substantial risks and delays for developers of renewable power projects. As a result, we may face reduced ability to develop our project pipeline and realize our development growth objectives. We may also suffer material write-offs of development assets as a result.

Risks Related to Our Relationship with Brookfield Asset Management

Brookfield exercises substantial influence over Brookfield Renewable and we are highly dependent on the Service Provider.

            A subsidiary of Brookfield Asset Management is the sole shareholder of the managing general partner of Brookfield Renewable. As a result of its ownership of the managing general partner, Brookfield is able to control the appointment and removal of the managing general partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, Brookfield Renewable holds its interest in its operating entities indirectly through BRELP and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield. As Brookfield Renewable’s only substantial asset is the limited partnership interests that it holds in BRELP, except future rights under the Voting Agreement, Brookfield Renewable does not have a right to participate directly in the management or activities of BRELP or its holding entities, including with respect to the making of decisions (although it has the right to remove and replace the general partner of BRELP).

            Brookfield Renewable and BRELP depend on the management and administration services provided by or under the direction of the Service Provider under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of Brookfield Renewable or BRELP or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

ADDITIONAL INFORMATION

Additional information, including our Form 20-F filed with the SEC and securities regulators in Canada, are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Subsequent eventS

Acquisition of Isagen

In January 2016 we, with our institutional partners, acquired a 57.6% controlling interest in Isagen from the Colombian government. Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of six, largely reservoir-based, hydroelectric facilities. Annual generation is expected to approximate 15,000 GWh. In addition, the portfolio includes approximately 3,800 MW of attractive medium to long-term development projects providing further growth opportunity.

Aggregate consideration was approximately $2.0 billion (COP 6.7 trillion) for the initial 57.6% interest. Brookfield Renewable’s initial investment is $225 million for a 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners. Brookfield Renewable is the general partner of and effectively controls the entity that acquired the 57.6% interest in Isagen.

Following the closing of the acquisition, our consortium is required to conduct two mandatory tender offers (collectively, the “MTO”) with respect to the remaining Isagen shares. If our consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximately $1.4 billion (COP 4.8 trillion) would be invested.  Brookfield Renewable’s interest in Isagen would then increase to approximately 23% and a further approximate $400 million of equity would be invested.

The financing for the initial 57.6% interest and the anticipated financing if all of the Isagen shares are tendered is expected as follows:

	Initial	MTO
(MILLIONS)	57.6%	42.4%	100%
Non-recourse borrowings	$510	$240	$750
Equity
Non-controlling interests	1,244	806	2,050
Brookfield Renewable	225	400	625
	$1,979	$1,446	$3,425

In association with the Isagen acquisition, we and our institutional partners secured financing in the amount of $750 million of which $510 million was drawn to partially fund the initial 57.6% interest. The loan bears interest at a floating interest rate of LIBOR plus a margin of 250 basis points and matures in January 2021. We also secured a one-year, $500 million, non-revolving corporate credit facility. The terms of this credit facility are consistent with the terms of our corporate credit facilities and the applicable margin is 1.20%.

The estimated fair values of the assets acquired and liabilities assumed will be disclosed in the Q1 2016 interim report and financial statements with final figures expected within 12 months of the acquisition date.

Acquisition of Brazil hydroelectric facilities

In January 2016, we completed the acquisition of two hydroelectric facilities in Brazil. The aggregate capacity of the two facilities is 51 MW, and annual generation is expected to be 293 GWh. We will retain a 100% interest in the facilities.

Equity transactions

In February 2016, we announced the completion of the Exchange Offer for the exchange of Series 5 Preference Shares for Series 5 Preferred LP Units. A total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Distribution increase

In February 2016, we announced an increase in LP Unitholder distributions to $1.78 per LP Unit on an annualized basis, an increase of 12 cents per LP Unit, to take effect with the first quarter distribution payable in March 2016.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

FINANCIAL REVIEW BY SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the year ended December 31:

			Corporate
(MILLIONS)	Hydroelectric	Wind	and Other(1)	2015	2014
Revenues	$1,228	$366	$34	$1,628	$1,704
Other income(2)(3)(4)	54	22	5	81	10
Share of cash earnings from equity-accounted
investments	20	-	-	20	26
Direct operating costs	(406)	(102)	(44)	(552)	(524)
Adjusted EBITDA(5)	896	286	(5)	1,177	1,216
Fixed earnings adjustment(6)	-	-	-	-	11
Interest expense - borrowings	(246)	(101)	(82)	(429)	(415)
Management service costs	-	-	(48)	(48)	(51)
Current income taxes	(17)	-	(1)	(18)	(18)
Less: cash portion of non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	(107)	(72)	(5)	(184)	(145)
Preferred equity	-	-	(30)	(30)	(38)
Less: distributions to preferred limited partners	-	-	(1)	(1)	-
Funds From Operations(5)	$526	$113	$(172)	$467	$560
Less: adjusted sustaining capital expenditures(7)				(60)	(58)
Adjusted Funds From Operations(5)				407	502
Add: adjusted sustaining capital expenditures				60	58
Add: cash portion of non-controlling interests(6)				255	183
Add: distributions to preferred limited partners				1	-
Less: fixed earnings adjustment				-	(11)
Other items:
Depreciation and amortization				(616)	(548)
Unrealized financial instruments (loss) gain				(9)	10
Share of non-cash loss from equity-
accounted investments				(10)	(23)
Deferred income tax recovery				78	29
Other				(63)	3
Net income				$103	$203
Adjustments for non-cash items				546	497
Dividends received from equity accounted
investments				19	30
Changes in due to or from related parties				(18)	(10)
Net change in working capital balances				(62)	(20)
Cash flows from operating activities				$588	$700

(1)       Other includes biomass and Co-gen.

(2)       In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 5 - Disposal of assets and Note 23 - Other income in our audited consolidated financial statements.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(3)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(4)       In 2015, Brookfield Renewable realized gains of $31 million on the settlement of foreign currency contracts. See Note 23 - Other income in our audited consolidated financial statements.

(5)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(6)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(7)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

FINANCIAL REVIEW BY SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the year ended December 31:

			Corporate and
(MILLIONS)	Hydroelectric	Wind	Co-gen	2014	2013
Revenues	$1,378	$297	$29	$1,704	$1,706
Other income	10	-	-	10	11
Share of cash earnings from equity-accounted
investments	26	-	-	26	21
Direct operating costs	(408)	(77)	(39)	(524)	(530)
Adjusted EBITDA(1)	1,006	220	(10)	1,216	1,208
Fixed earnings adjustment(2)	-	11	-	11	-
Interest expense - borrowings	(242)	(86)	(87)	(415)	(410)
Management service costs	-	-	(51)	(51)	(41)
Current income taxes	(18)	-	-	(18)	(19)
Less: cash portion of non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	(98)	(47)	-	(145)	(107)
Preferred equity	-	-	(38)	(38)	(37)
Funds From Operations(1)	$648	$98	$(186)	$560	$594
Less: adjusted sustaining capital expenditures(3)				(58)	(56)
Adjusted Funds From Operations(1)				502	538
Add: adjusted sustaining capital expenditures				58	56
Add: cash portion of non-controlling interests				183	144
Less: fixed earnings adjustment				(11)	-
Other items:
Depreciation and amortization				(548)	(535)
Unrealized financial instruments gain				10	37
Share of non-cash loss from equity-
accounted investments				(23)	(12)
Deferred income tax recovery				29	18
Other				3	(31)
Net income				$203	$215
Adjustments for non-cash items				497	514
Dividends received from equity accounted
investments				30	16
Changes in due to or from related parties				(10)	(11)
Net change in working capital balances				(20)	1
Cash flows from operating activities				$700	$735

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

cautionary statement regarding forward-looking statements

This Annual Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Annual Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Annual Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; increased regulation of our operations; contracts, concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; our inability to effectively manage our foreign currency exposure; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

greenfield projects; delays, cost overruns and other problems associated with the construction, development and operation of our generating facilities; the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; our relationship with, and our dependence on, Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; and risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Annual Report and should not be relied upon as representing our views as of any date subsequent to the date of this Annual Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Annual Report contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations nor Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 29 - Segmented information in our audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by the Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.

Ernst & Young LLP, the Independent Registered Public Accountants appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

The consolidated financial statements have been further reviewed and approved by the Board of Directors of the general partner of Brookfield Renewable acting through its Audit Committee, which is comprised of directors who are not officers or employees of Brookfield Renewable. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Sachin Shah Chief Executive Officer	Nicholas Goodman Chief Financial Officer

  February 26, 2016

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Renewable Energy Partners L.P.

We have audited the accompanying consolidated financial statements of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), which comprise the  consolidated balance sheets as at December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable Energy Partners L.P. as at December 31, 2015 and 2014 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Brookfield Renewable’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2016 expressed an unqualified opinion on Brookfield Renewable’s internal control over financial reporting.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 26, 2016

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Renewable Energy Partners, L.P. (“Brookfield Renewable”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).

Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2015, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting the internal controls of the Brazil Portfolio, Portugal Wind Portfolio and Scotland Wind Pipeline acquired in 2015, whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 6%, 7%, 6% and 3%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2015.

Brookfield Renewable’s internal control over financial reporting as of December 31, 2015, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2015. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2015.

Sachin Shah Chief Executive Officer	Nicholas Goodman Chief Financial Officer

February 26, 2016

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Renewable Energy Partners L.P.

We have audited Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”)’s internal control over financial reporting as at December 31, 2015, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Brookfield Renewable’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of  the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Brazil Portfolio, Portugal Wind Portfolio and Scotland Wind Pipeline acquired in 2015, which are included in the 2015 consolidated financial statements of Brookfield Renewable and constituted approximately 6% and 7% of total and net assets, respectively, as of December 31, 2015 and 6% and 3% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Brookfield Renewable also did not include an evaluation of the internal control over financial reporting of the Brazil Portfolio, Portugal Wind Portfolio and Scotland Wind Pipeline acquired in 2015.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2015 consolidated financial statements of Brookfield Renewable and our report dated February 26, 2016 expressed an unqualified  opinion on those financial statements.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 26, 2016

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31
(MILLIONS)	Notes	2015	2014
Assets
Current assets
Cash and cash equivalents	6	$63	$150
Restricted cash	7	198	232
Trade receivables and other current assets	8	256	201
Financial instrument assets	9	26	48
Due from related parties	10	57	63
		600	694
Financial instrument assets	9	6	18
Equity-accounted investments	11	197	273
Property, plant and equipment, at fair value	12	18,358	18,566
Deferred income tax assets	16	157	142
Other long-term assets	13	189	156
		$19,507	$19,849
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$284	$253
Financial instrument liabilities	9	127	99
Due to related parties	10	64	79
Current portion of long-term debt	15	770	256
		1,245	687
Financial instrument liabilities	9	64	75
Long-term debt and credit facilities	15	6,568	7,422
Deferred income tax liabilities	16	2,695	2,637
Other long-term liabilities	17	172	147
		10,744	10,968
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	19	2,587	2,062
General partnership interest in a holding subsidiary
held by Brookfield	19	52	59
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	19	2,559	2,865
Preferred equity	19	610	728
Preferred limited partners' equity	20	128	-
Limited partners' equity	21	2,827	3,167
		8,763	8,881
		$19,507	$19,849

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2015	2014	2013
Revenues	10	$1,628	$1,704	$1,706
Other income	5, 23	122	10	11
Direct operating costs	24	(552)	(524)	(530)
Management service costs	10	(48)	(51)	(41)
Interest expense – borrowings	15	(429)	(415)	(410)
Share of earnings from equity-accounted investments	11	10	3	9
Unrealized financial instruments (loss) gain	9	(9)	10	37
Depreciation	12	(616)	(548)	(535)
Other	25	(63)	3	(31)
Income before income taxes		43	192	216
Income tax recovery (expense)
Current	16	(18)	(18)	(19)
Deferred	16	78	29	18
		60	11	(1)
Net income		$103	$203	$215
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	19	69	51	41
General partnership interest in a holding
subsidiary held by Brookfield	19	-	1	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	19	1	55	67
Preferred equity	19	30	38	37
Preferred limited partners' equity	20	1	-	-
Limited partners' equity	21	2	58	69
		$103	$203	$215
Basic and diluted earnings per LP Unit		$0.01	$0.42	$0.52

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31	Notes
(MILLIONS)		2015	2014	2013
Net income		$103	$203	$215
Other comprehensive income (loss) that will not be
reclassified to net income
Revaluations of property, plant and equipment	11, 12	1,293	1,700	(211)
Actuarial gain (loss) on defined benefit plans	22	5	(8)	12
Deferred income taxes on above items	16	(283)	(369)	104
Total items that will not be reclassified to net income		1,015	1,323	(95)
Other comprehensive (loss) income that may be
reclassified to net income
Financial instruments designated as cash-flow hedges
Gain (loss) arising during the year	9	10	(60)	60
Reclassification adjustments for amounts
recognized in net income	9	(32)	-	(1)
Foreign currency translation	26	(1,083)	(398)	(501)
Deferred income taxes on above items	16	(8)	3	(11)
Total items that may be reclassified subsequently to
net income		(1,113)	(455)	(453)
Other comprehensive (loss) income		(98)	868	(548)
Comprehensive income (loss)		$5	$1,071	$(333)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	19	273	310	140
General partnership interest in a holding
subsidiary held by Brookfield	19	(2)	8	(5)
Participating non-controlling interests - in a
holding subsidiary -Redeemable/
Exchangeable units held by Brookfield	19	(86)	379	(224)
Preferred equity	19	(87)	(31)	(16)
Preferred limited partners' equity	20	1	-	-
Limited partners' equity	21	(94)	405	(228)
		$5	$1,071	$(333)

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income						Non-controlling interests
											Participating
										General	non-controlling
										partnership	interests - in a
				Actuarial					Participating	interest in	holding subsidiary
				losses on		Total	Preferred		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited	limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$3,167	$-	$728	$2,062	$59	$2,865	$8,881
Net income	2	-	-	-	-	2	1	30	69	-	1	103
Other comprehensive (loss) income	-	(429)	334	2	(3)	(96)	-	(117)	204	(2)	(87)	(98)
Preferred LP Units issued -
net proceeds - (Note 20)	-	-	-	-	-	-	128	-	-	-	-	128
LP Units and preferred shares purchased
for cancellation (Note 19, 21)	(9)	-	-	-	-	(9)	-	(1)	-	-	-	(10)
Capital contributions (Note 19)	-	-	-	-	-	-	-	-	460	-	-	460
Distributions or dividends declared	(239)	-	-	-	-	(239)	(1)	(30)	(208)	(12)	(217)	(707)
Distribution reinvestment plan	5	-	-	-	-	5	-	-	-	-	-	5
Other	(3)	-	-	-	-	(3)	-	-	-	7	(3)	1
Change in year	(244)	(429)	334	2	(3)	(340)	128	(118)	525	(7)	(306)	(118)
Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$2,827	$128	$610	$2,587	$52	$2,559	$8,763

Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$-	$796	$1,303	$54	$2,657	$7,536
Net income	58	-	-	-	-	58	-	38	51	1	55	203
Other comprehensive income (loss)	-	(158)	527	(2)	(20)	347	-	(69)	259	7	324	868
LP Units issued
Net proceeds	285	-	-	-	-	285	-	-	-	-	-	285
Adjustments	(38)	-	-	-	-	(38)	-	-	-	1	37	-
Capital contributions	-	-	-	-	-	-	-	-	610	-	-	610
Distributions or dividends declared	(216)	-	-	-	-	(216)	-	(38)	(149)	(6)	(201)	(610)
Distribution reinvestment plan	3	-	-	-	-	3	-	-	-	-	-	3
Other	4	-	(2)	-	-	2	-	1	(12)	2	(7)	(14)
Change in year	96	(158)	525	(2)	(20)	441	-	(68)	759	5	208	1,345
Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$3,167	$-	$728	$2,062	$59	$2,865	$8,881

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income					Non-controlling interests
										Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2012	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	69	-	-	-	-	69	37	41	1	67	215
Other comprehensive (loss) income	-	(208)	(111)	4	18	(297)	(53)	99	(6)	(291)	(548)
Preferred shares issued							349	-		-	349
Capital contributions	-	-	-	-	-	-	-	265	-	-	265
Distributions or dividends declared	(193)	-	-	-	-	(193)	(37)	(122)	(4)	(188)	(544)
Distribution reinvestment plan	2	-	-	-	-	2	-	-	-	-	2
Other	12	-	(14)	-	-	(2)	-	(8)	-	(1)	(11)
Change in year	(110)	(208)	(125)	4	18	(421)	296	275	(9)	(413)	(272)
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2015	2014	2013
Operating activities
Net income		$103	$203	$215
Adjustments for the following non-cash items:
Depreciation	12	616	548	535
Unrealized financial instrument loss (gain)	9	9	(10)	(37)
Share of earnings from equity accounted investments	11	(10)	(3)	(9)
Deferred income tax recovery	16	(78)	(29)	(18)
Gain on disposal	5, 23	(53)	-	-
Other non-cash items		62	(9)	43
Dividends received from equity-accounted investments	11	19	30	16
Changes in due to or from related parties		(18)	(10)	(11)
Net change in working capital balances	27	(62)	(20)	1
		588	700	735
Financing activities
Long-term debt - borrowings	15	944	2,118	1,353
Long-term debt - repayments	15	(855)	(1,046)	(1,683)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	19	460	610	265
Issuance of preferred shares	19	-	-	337
Issuance of preferred limited partnership units	20	128	-	-
Issuance of LP Units		-	285	-
Repurchase of LP Units and preferred shares	19, 21	(10)	-	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	19	(208)	(149)	(122)
To preferred shareholders		(31)	(39)	(35)
To unitholders of Brookfield Renewable or BRELP	19, 21	(461)	(480)	(378)
		(33)	1,299	(263)
Investing activities
Acquisitions	4	(663)	(1,838)	(241)
Investment in:
Sustaining capital expenditures	12	(76)	(108)	(79)
Development and construction of renewable power
generating assets	12	(209)	(78)	(147)
Investment tax credits related to renewable power
generating assets	12	-	23	-
Proceeds from disposal of assets	5	143	-	-
Capital distributions received from equity-accounted investments, net	11	144	-	-
Investment in securities		(18)	(25)	-
Restricted cash and other		56	(11)	70
		(623)	(2,037)	(397)
Foreign exchange loss on cash		(19)	(15)	(9)
Cash and cash equivalents
(Decrease) increase		(87)	(53)	66
Balance, beginning of year		150	203	137
Balance, end of year		$63	$150	$203
Supplemental cash flow information:
Interest paid		$414	$406	$388
Interest received		18	10	11
Income taxes paid		32	33	29

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Latin America and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Energy Partners L.P. and its controlled entities.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2015, and encompasses individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on February 26, 2016.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

(i)         Consolidation

These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary.  Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable-exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable partnership units”), pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable partnership units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable partnership units so presented to BRELP that are tendered for redemption in exchange for LP Units.  As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”).

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain U.S., Brazil and Europe renewable power generating operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 11 - Related party transactions for further information.

The voting agreements do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 2(o)(ii) - Critical judgments in applying accounting policies - Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.

(ii)        Equity-accounted investments and joint ventures

Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but it has no control or joint control over those investees. Such investments are accounted for using the equity method.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method.

Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

(c) Foreign currency translation

All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated balance sheet dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.

(d) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.

(e) Restricted cash

Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.

(f) Property, plant and equipment and revaluation method

Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.

Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Gas-fired co-generating units	Up to 40 years
Other assets	Up to 60 years

Costs are allocated to significant components of property, plant and equipment.  When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.

Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2015 is 18 years (2014: 15 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.

Gains and losses on disposal of an item of property, plant and equipment are recognized in Other income in the consolidated statements of income (loss). The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income (loss) when the assets are disposed.

(g) Asset impairment

At each balance sheet date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value,

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(h) Trade receivables and other current assets

Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

(i) Financial instruments

All financial instruments are classified into one of the following categories: assets and liabilities at fair value through profit or loss (“FVTPL”), cash, loans and receivables, financial instruments used for hedging, and other financial liabilities.  All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial assets classified as loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Financial assets and financial liabilities classified as financial instruments used for cash-flow hedging continue to be recognized at fair value through OCI. Other financial assets and financial liabilities and non-hedging financial instruments are recorded at fair value through profit and loss.

Brookfield Renewable presents the liability and equity components separately upon recognition of such financial instruments. The amount of accretion relating to the liability component is recognized in profit or loss; and the amount of consideration relating to the equity component is recognized in equity.

Brookfield Renewable selectively utilizes derivative financial instruments to manage financial risks, including interest rate, commodity and foreign exchange risks. A derivative is a financial instrument, which requires little or no initial investment, settles at a future date, and has a value that changes in response to the change in a specified variable such as an interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure, and it is highly probable that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in equity by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship, unless the originally forecasted transaction is no longer expected to occur, at which point it is released to income. The fair values of derivative financial instruments are included in financial instrument assets or financial instrument liabilities, respectively.

(i)      Items qualifying as hedges

Cash flow hedge

The effective portion of unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest rate payments are included in equity as cash flow hedges when the interest rate risk relates to an anticipated interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are recorded in income over the term of the corresponding interest payments.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Net investment hedge

Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks are included in equity when the currency risk relates to a net investment in a subsidiary with a functional currency other than the U.S. dollar and are included in income in the period in which the subsidiary is disposed.

(ii)        Items not qualifying as hedges

Upon initial recognition of a derivative financial instrument that is not designated as a hedge, a derivative asset or liability is recorded with an offsetting deferred liability or asset, respectively. Gains or losses arising from changes in fair value of the derivative asset or liability are recognized in income through fair value gains or losses in the period the changes occur. The deferred liability or asset is amortized through income, on a straight-line basis, over the life of the derivative financial instrument.

(iii)       Available-for-sale investments

Investments in publicly quoted equity and debt securities are categorized as available-for-sale when it is not Brookfield Renewable’s strategic intent to sell the securities and the securities were not acquired principally for their near-term sale.  Available-for-sale equity and debt investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in income when investments are sold and are calculated using the average carrying amount of securities sold.  If the fair value of an investment declines below the carrying amount, qualitative and quantitative assessments of whether the impairment is either signiﬁcant or prolonged is undertaken. All relevant facts and circumstances in this assessment are undertaken to determine, particularly the length of time and extent to which fair value has declined below the carrying amount.

(j) Revenue and expense recognition

Revenue from the sale of electricity is recorded when it is delivered. The revenue must be considered collectible and the costs incurred to provide the electricity to be measurable before recognizing the related revenue. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

(k) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.

Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the balance sheet dates.

Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

 (l) Business combinations

The acquisition of a business is accounted for using the acquisition method.  The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income.  Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of income (loss), whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.

(m) Other items

(i)         Capitalized costs

Capitalized costs related to CWIP include all eligible expenditures incurred in connection with the development and construction of the power generating asset. The expenditures consist of cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Interest and borrowings costs are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.

(ii)        Pension and employee future benefits

Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The project unit credit method, using the length of service and management’s best estimate assumptions, is used to value its pension and other retirement benefits. Assets are valued at fair value for

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

purposes of calculating the expected return on plan assets. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated balance sheets to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income (loss).

Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated balance sheets with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.

(iii)       Decommissioning, restoration and environmental liabilities

Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be incurred with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.

(iv)      Interest and borrowing costs

Interest and borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset.  A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

(v)       Provisions

A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(vi)      Interest income

Interest income is earned with the passage of time and is recorded on an accrual basis.

(vii)     Government grants

Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case by case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant.  The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.

(n) Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 - Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2(o)(iii) - Critical judgments in applying accounting policies - Property, plant and equipment for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)        Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and, for the subsequent years, Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 9 - Risk management and financial instruments for more details.

(iii)       Deferred income taxes

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

(o) Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

(i)         Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)        Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8. As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)         Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 2(f) - Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2023 in North America and Europe. This year is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants, rising environmental compliance costs, and increased demand. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists.  Operating costs are based on long-term budgets escalated for inflation.  Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved.  Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)      Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 2(i) - Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)       Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 2(k) - Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

(p) Future changes in accounting policies

(i)      Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2017 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

(iv)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases  and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Management is currently evaluating the impact of IFRS 16 on the consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

3. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affects its financial position and results of operations as at December 31, 2015:

	Jurisdiction of	Percentage of
	Incorporation	voting securities
	or Organization	owned or controlled
		(%)
Alta Wind VIII LLC(1)	Delaware	100
Barra do Braúna Energética S.A.	Brazil	100
BIF II Safe Harbor Holdings LLC(1)	Delaware	100
BIF II Lux Gen SARL	Luxembourg	100
Black Bear Hydro Partners, LLC(1)	Delaware	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield BRP Holdings (Canada) Inc.	Ontario	100
Brookfield Energia Comercializadora Ltda	Brazil	100
Brookfield Power US Holding America Co.	Delaware	100
Brookfield Power Wind Prince LP	Ontario	100
Brookfield Smoky Mountain Hydropower LLC(1)	Delaware	100
Brookfield White Pine Hydro LLC(1)	Delaware	100
Catalyst Old River Hydroelectric Limited Partnership(2)	Louisiana	75
Comber Wind Limited Partnership	Ontario	100
Erie Boulevard Hydropower, L.P.	Delaware	100
Garracummer Wind Farm Limited(1)	Republic of Ireland	100
Geração Biomassa Vista Alegre I S.A.(1)	Brazil - Paraná	100
Gosfield Windfarm Limited	Ontario	100
Granite Reliable Power, LLC(1)	Delaware	89.5
Great Lakes Hydro America, LLC	Delaware	100
Great Lakes Power Limited	Ontario	100
Hawks Nest Hydro LLC	Delaware	100
Itiquira Energética S.A.	Brazil	100
Knockacummer Wind Farm Limited(1)	Republic of Ireland	100
Kwagis Power Limited Partnership	British Columbia	75
Lièvre Power L.P.	Québec	100
Mississagi Power Trust	Québec	100
Powell River Energy Inc.	Québec	100
Rumford Falls Hydro LLC	Delaware	100
Safe Harbor Water Power Corporation(1)	Pennsylvania	100
Tangará Energia S.A.(1)	Brazil - São Paulo	100
Windstar Energy, LLC	California	100

(1)            Voting control held through voting agreements with Brookfield.

(2)            Non-voting economic interest held through preferred shares and secured notes.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

4.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the respective dates of acquisition.

Portugal Wind Portfolio

In February 2015, Brookfield Renewable acquired two wind facilities in Portugal (“Portugal Wind Portfolio”) with an aggregate capacity of 123 MW, and expected to generate 260 GWh annually.

The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €65 million ($71 million) included cash paid on closing of €58 million ($63 million), post-closing adjustments, and deferred consideration.

The revenue for the year ended December 31, 2015 is $28 million.

Brazil Portfolio

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising of hydroelectric, wind and biomass generating capacity (“Brazil Portfolio”).  The acquisitions were completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest, as follows:

•          In March 2015, Brookfield Renewable completed the acquisition of a 313 MW operating renewable power generation portfolio - 43 MW of hydroelectric, 150 MW of wind and 120 MW of biomass - and a 55 MW biomass development project.  The acquisition included R$41 ($13 million) of non-controlling interests.  Total consideration of R$1,678 million ($525 million) included cash paid of R$1,546 million ($484 million) and deferred consideration. In June 2015, the remaining non-controlling interests were acquired for R$41 million ($13 million).

•          In May 2015, Brookfield Renewable completed the acquisition of a 120 MW operating hydroelectric facility. The acquisition included R$9 million ($3 million) of non-controlling interests.  Total consideration of R$189 million ($63 million) included cash paid of R$171 million ($57 million) and deferred consideration of R$18 million ($6 million). In August 2015, the remaining non-controlling interests were acquired for R$9 million ($3 million).

The total acquisition costs of $2 million were expensed as incurred.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $93 million (unaudited) for the year ended December 31, 2015.

Scotland Wind Pipeline

In June 2015, Brookfield Renewable acquired an onshore wind development pipeline in Scotland (“Scotland Wind Pipeline”) totaling approximately 1,200 MW, including a mix of contracted, permitted and earlier stage development projects. Total consideration of £55 million ($85 million) included upfront cash paid of £40 million ($62 million), contingent consideration, and working capital adjustments. The acquisition costs of $1 million were expensed as incurred. The contingent consideration was recorded at its fair value of £14 million ($22 million), which represents the present value of a probability-weighted evaluation of Brookfield Renewable’s obligation to pay up to £63 million ($97 million) related to the build-out of the development pipeline. The contingent consideration was recognized in the Consolidated Balance Sheets within the Other long-term liabilities line item.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Voting Agreements

In March 2015, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries (and their managing members) related to Brookfield Infrastructure Fund II (the “BIF II Entities”) which are co-investors along with a subsidiary of Brookfield Renewable in Brazilian entities (the “FIPs”) which hold the Brazil Portfolio power generating operations. Pursuant to these voting agreements, the BIF II Entities agreed to provide Brookfield Renewable, among other things, the authority to direct the election of the manager of the jointly-owned FIPs.

Preliminary purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil	Portugal	Scotland	Total
Cash and cash equivalents	$19	$-	$-	$19
Restricted cash	16	5	-	21
Trade receivables and other current assets	16	3	1	20
Property, plant and equipment, at fair value	854	209	97	1,160
Current liabilities	(21)	(19)	(1)	(41)
Long-term debt	(280)	(111)	-	(391)
Other long-term liabilities	-	(16)	(12)	(28)
Non-controlling interests	(16)	-	-	(16)
Net assets acquired	$588	$71	$85	$744

The estimated fair values of the assets acquired and liabilities assumed in the current year are expected to be finalized within 12 months of the acquisition date.

Completed During 2014

Maine Hydroelectric Generation Portfolio

In January 2014, Brookfield Renewable acquired a 70 MW portfolio of hydroelectric facilities that are expected to generate 372 GWh annually (“Maine Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest in the portfolio. Total cash consideration was $244 million. The acquisition costs of $2 million were expensed as incurred.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $21 million (unaudited) for the year ended December 31, 2014.

California Hydroelectric Generation Facility

In February 2014, Brookfield Renewable acquired the remaining 50% interest in a 30 MW hydroelectric facility in California (the “California Hydro Step Acquisition”). The total cash consideration was $11 million. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 22% controlling interest in the facility.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $1 million (unaudited) for the year ended December 31, 2014.

Pennsylvania Hydroelectric Generation Facility

In March 2014, Brookfield Renewable acquired a 33% economic and 50% voting interest in a 417 MW hydroelectric facility in Pennsylvania (“Pennsylvania Hydro”) which is expected to generate 1,129 GWh annually. Total cash consideration was $295 million.  Brookfield Renewable accounted for its acquired 33% economic interest using the equity method.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

In August 2014, Brookfield Renewable acquired the remaining 67% economic and 50% voting interest in Pennsylvania Hydro (the “Pennsylvania Hydro Step Acquisition”) for additional cash consideration of $614 million, and began consolidating the operating results, cash flows and net assets of Pennsylvania Hydro. Prior to the Pennsylvania Hydro Step Acquisition, Brookfield Renewable re-measured its previously held 33% economic interest to fair value, and the net impact of this re-measurement was not material. The Pennsylvania Hydro Step Acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total acquisition costs of $2 million relating to both the Pennsylvania Hydro and Pennsylvania Hydro Step Acquisition were expensed as incurred.

If the acquisition had taken place at the beginning of the year the additional revenue from the acquisition would have been $99 million (unaudited) for the year ended December 31, 2014.

Ireland Wind Portfolio

In June 2014, Brookfield Renewable acquired the wind portfolio of Bord Gáis Energy comprising 326 MW of operating wind capacity across 17 wind projects in  Ireland which is expected to generate 837 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €524 million ($718 million) included €521 million ($713 million) in cash increased for post-closing adjustments. The acquisition costs of $12 million were expensed as incurred.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $92 million (unaudited) for the year ended December 31, 2014.

Purchase price allocations, at fair values, with respect to the acquisitions were as follows:

(MILLIONS)	Maine	California	Pennsylvania	Ireland	Total
Cash and cash equivalents	$7	$4	$15	$35	$61
Restricted cash	-	-	-	12	12
Trade receivables and other current assets	13	-	11	10	34
Property, plant and equipment, at fair value	220	81	1,040	1,075	2,416
Other long-term assets	6	-	-	-	6
Current liabilities	(1)	-	(4)	(75)	(80)
Long-term debt	-	(13)	(77)	(232)	(322)
Other long-term liabilities	(1)	(5)	(76)	(107)	(189)
Net assets acquired	$244	$67	$909	$718	$1,938

Completed During 2013

Northeastern United States Hydroelectric Generation Portfolio

In March 2013, Brookfield Renewable acquired a 100% interest in a 360 MW portfolio of hydroelectric facilities.  Total consideration was paid as follows: $57 million that included $55 million in cash and $2 million related to the pre-closing payments and working capital adjustments; holding and project level notes, with a face value of $700 million, were also assumed. The acquisition costs of $8 million were expensed as incurred. In September 2013, upon the closing of a private fund sponsored by Brookfield Asset Management, institutional partners co-invested 49.9% in these facilities for $205 million.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $104 million (unaudited) for the year ended December 31, 2013.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

California Wind Generation Portfolio

In August 2012, Brookfield Renewable acquired 16% of the outstanding common shares of Western Wind Energy Corp. (“Western Wind”) for a total cash consideration of $25 million.

On November 26, 2012, Brookfield Renewable launched an offer to purchase, through an indirect wholly-owned subsidiary, all of the issued and outstanding common shares of Western Wind (excluding those Brookfield Renewable already owns) for C$2.50 in cash per common share. This offer was subsequently increased to C$2.60 per common share. On February 21, 2013, Brookfield Renewable announced that it was successful in its bid for Western Wind and following take up of the tendered shares, would own 66.1% of the issued and outstanding common shares.

On March 1, 2013, the Board of Directors were replaced by directors appointed by Brookfield Renewable and, as a result Brookfield Renewable began consolidating the operating results, cash flows and net assets of Western Wind. Further, Brookfield Renewable was required to re-measure its previously held 16% interest to fair value, and the net impact of this re-measurement was not material.

On March 7, 2013, Brookfield Renewable increased its ownership to 93% of the outstanding common shares for additional cash consideration of $143 million.  As Brookfield Renewable held more than 90% of the common shares, on May 21, 2013, it acquired all of the remaining common shares on the same terms that the common shares were acquired under the offer, for additional cash consideration of $15 million.  The common shares of Western Wind were delisted from the TSX Venture Exchange on May 24, 2013.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $38 million (unaudited) for the year ended December 31, 2013.

Canadian Hydroelectric Generation Facility

In March 2013, Brookfield Renewable acquired the remaining 50% interest, previously held by its partner, in a hydroelectric facility in Canada taking its total investment to 100% (the “Canadian Hydro Step Acquisition”).

The Canadian Hydro Step Acquisition included cash consideration of $32 million and the assumption of the partner’s portion of the non-recourse debt.  Prior to the Canadian Hydro Step Acquisition, Brookfield Renewable’s financial interest amounted to $22 million.  Brookfield Renewable re-measured its previously held 50% interest to fair value and reversed any amounts previously recorded in OCI.  In addition, $30 million related to revaluation surplus on the initial 50% interest was reclassified within equity of which $14 million related to limited partners’ equity.

If the acquisition had taken place at the beginning of the year the revenue would have been $22 million (unaudited) for the year ended December 31, 2013.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Purchase price allocations, at fair values, with respect to the acquisitions were as follows:

	Northeastern
(MILLIONS)	United States	California	Canada	Total
Cash and cash equivalents	$-	$2	$6	$8
Restricted cash	32	8	-	40
Other current assets	12	9	9	30
Property, plant and equipment, at fair value	721	453	213	1,387
Other long-term assets	22	30	-	52
Current liabilities	(10)	(23)	(29)	(62)
Long-term debt	(720)	(250)	(105)	(1,075)
Other long-term liabilities	-	(43)	(39)	(82)
Non-controlling interests	-	(68)	-	(68)
Net assets acquired	$57	$118	$55	$230

During the years ended December 31, 2015 and 2014, the purchase price allocations for the acquisitions in 2014 and 2013, respectively, were finalized. No material changes to the provisional purchase price allocations disclosed in the audited consolidated financial statements for 2014 and 2013 had to be considered for acquisitions made in the respective years.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

5.  DISPOSAL OF assets

In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, inclusive of working capital adjustments of $7 million. The resulting gain on disposition of $53 million, net of $4 million of transaction costs, was recognized in the Consolidated Statements of Income (Loss) within the Other income line item. Brookfield Renewable’s interest was approximately 22%.

As a result of the disposition, the accumulated revaluation surplus of $4 million post-tax was reclassified from other comprehensive income directly to equity. Further, other comprehensive income of $3 million post-tax on financial instruments designated as cash flow hedges was reclassified to the Consolidated Statements of Income (Loss) within the Other line item. Deferred income taxes associated with the disposal were $5 million.

Summarized financial information relating to the disposal of the facility is shown below:

(MILLIONS)	July 2, 2015
Net proceeds, including working capital adjustments and less transaction costs	$139
Carrying value
Assets	238
Liabilities	(152)
86

Gain on disposal	$53

6. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2015	2014
Cash	$60	$128
Short-term deposits	3	22
	$63	$150
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

7. RESTRICTED CASH

Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	2015	2014
Development projects	$43	$75
Operations	293	238
Total	336	313
Less: non-current	(138)	(81)
Current	$198	$232

Refer to Note 13 – Other long-term assets for information on long-term restricted cash.

8. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2015	2014
Trade receivables	$98	$91
Other short-term receivables	87	40
Prepaids and others	71	70
	$256	$201

As at December 31, 2015, 99% (2014: 99%) of trade receivables were current. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties.  Management also reviews trade receivable balances on an ongoing basis. Bad debt expense related to trade receivables is recognized at the time an account is deemed uncollectible. Accordingly, as at December 31, 2015 and 2014 an allowance for doubtful accounts was not deemed necessary.

9.  risk management and financial instruments

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

(a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.  Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2015	2014	2013	2015	2014	2013
5% increase	$(2)	$(1)	$(1)	$(7)	$(9)	$1
5% decrease	2	1	1	7	9	(1)

(ii) Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.

Brookfield Renewable has exposure to the Canadian dollar, Brazil real and Euro through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.

The table below summarizes the impact of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2015	2014	2013	2015	2014	2013
5% increase	$2	$12	$-	$10	$19	$-
5% decrease	(2)	(12)	-	(10)	(19)	-

(iii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.

Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt.  Fluctuations in interest rates could impact Brookfield

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $2,532 million (2014: $2,552 million). Of this principal value, $1,040 million (2014: $1,237 million) has been hedged through the use of interest rate swaps. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2015	2014	2013	2015	2014	2013
1% increase	$(15)	$(13)	$(7)	$125	$138	$96
1% decrease	15	13	7	(125)	(138)	(96)

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques.  In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 8 - Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2015	2014
Cash and cash equivalents	$63	$150
Restricted cash(1)	336	313
Trade receivables and other short-term receivables	185	131
Financial instrument assets	32	66
Due from related parties	57	63
	$673	$723

(1)            Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 15 – Long-term debt and credit facilities.  Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating of BBB (high).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

The sensitivity analysis discussed above reflects the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion above is not intended to reflect fully Brookfield Renewable’s risk exposure.

CASH OBLIGATIONS

The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the balance sheet dates to the contractual maturity date.  As the amounts are the contractual undiscounted cash flows (gross of unamortized financing fees and accumulated amortization, where applicable), they may not agree with the amounts disclosed in the consolidated balance sheets.

AS AT DECEMBER 31, 2015
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$284	$-	$-	$284
Financial instrument liabilities(1)	127	60	4	191
Due to related parties	64	-	-	64
Other long-term liabilities - concession payments	1	2	9	12
Long-term debt and credit facilities(1)	769	3,136	3,488	7,393
Interest payable on long-term debt(2)	375	1,121	1,170	2,666
Total	$1,620	$4,319	$4,671	$10,610

AS AT DECEMBER 31, 2014
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$253	$-	$-	$253
Financial instrument liabilities(1)	99	68	7	174
Due to related parties	79	-	-	79
Other long-term liabilities - concession payments	1	5	13	19
Long-term debt and credit facilities(1)	256	3,339	4,146	7,741
Interest payable on long-term debt(2)	392	1,287	1,468	3,147
Total	$1,080	$4,699	$5,634	$11,413

(1)            Includes both the current and long-term amounts.

(2)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Brookfield Renewable classifies its assets and liabilities as outlined below:

								Non-financial
	Cash, loans			Derivatives		Other		assets and
AS AT DECEMBER 31, 2015	and	Assets		used for		financial		non-financial
(MILLIONS)	receivables	(liabilities)(1)		hedging		liabilities		liabilities		Total
Cash and cash equivalents	$63		$-		$-		$-		$-		$63
Restricted cash	198	-	-	-	-	-	-	-	-	-	198
Trade and other receivables(2)	185		-		-		-		-		185
Other current assets	-		-		-		-		71		71
Due from related parties(2)	57		-		-		-		-		57
Financial instrument assets(3)	-		1		31		-		-		32
Equity-accounted investments	-		-		-		-		197		197
Property, plant and equipment, at fair value	-		-		-		-		18,358		18,358
Deferred income tax assets	-		-		-		-		157		157
Other long-term assets	138		14		-		-		37		189
Total assets	$641		$15		$31		$-		$18,820		$19,507
Accounts payable and accrued liabilities(2)	$-		$-		$-		$284		$-		$284
Financial instrument liabilities(3)	-		-		191		-		-		191
Due to related parties(2)	-		-		-		64		-		64
Long-term debt and credit facilities(2)(3)	-		-		-		7,338		-		7,338
Deferred income tax liabilities	-		-		-		-		2,695		2,695
Other long-term liabilities	-		-		-		172		-		172
Total liabilities	$-		$-		$191		$7,858		$2,695		$10,744

(1)            Measured at fair value with all gains and losses recorded in the consolidated statement of income.

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

					Non-financial
	Cash, loans		Derivatives	Other	assets and
AS AT DECEMBER 31, 2014	and	Assets	used for	financial	non-financial
(MILLIONS)	receivables	(liabilities)(1)	hedging	liabilities	liabilities	Total
Cash and cash equivalents	$150	$-	$-	$-	$-	$150
Restricted cash	232	-	-	-	-	232
Trade and other receivables(2)	131	-	-	-	-	131
Other current assets					70	70
Due from related parties(2)	63	-	-	-	-	63
Financial instrument assets(3)	-	14	52	-	-	66
Equity-accounted investments	-	-	-	-	273	273
Property, plant and equipment, at fair value	-	-	-	-	18,566	18,566
Deferred income tax assets	-	-	-	-	142	142
Other long-term assets	92	31	-	-	33	156
Total assets	$668	$45	$52	$-	$19,084	$19,849
Accounts payable and accrued liabilities(2)	$-	$-	$-	$253	$-	$253
Financial instrument liabilities(3)	-	-	174	-	-	174
Due to related parties(2)	-	-	-	79	-	79
Long-term debt and credit facilities(2)(3)	-	-	-	7,678	-	7,678
Deferred income tax liabilities	-	-	-	-	2,637	2,637
Other long-term liabilities	-	-	-	147	-	147
Total liabilities	$-	$-	$174	$8,157	$2,637	$10,968

(1)            Measured at fair value with all gains and losses recorded in the consolidated statement of income (loss).

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2015	2014
Assets measured at fair value:
Cash and cash equivalents	$63	$-	$-	$63	$150
Restricted cash(1)	336	-	-	336	313
Financial instrument assets(1)
Energy derivative contracts	-	31	-	31	31
Foreign exchange swaps	-	1	-	1	35
Available-for-sale investments(2)	14	-	-	14	31
Property, plant and equipment	-	-	18,358	18,358	18,566
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	-	(1)	-	(1)	-
Interest rate swaps	-	(178)	-	(178)	(170)
Foreign exchange swaps	-	(12)	-	(12)	(4)
Contingent consideration	-	-	(32)	(32)	(23)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(1)	-	(7,892)	-	(7,892)	(8,434)
Total	$413	$(8,051)	$18,326	$10,688	$10,495

(1)       Includes both the current and long-term amounts.

(2)       Available-for-sale investments represent investment in securities (See Note 13 - Other long-term assets).

There were no transfers between levels during the year ended December 31, 2015.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

		2015		2014
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$31	$1	$(30)	$(31)
Interest rate swaps	-	178	178	170
Foreign exchange swaps	1	12	11	(31)
Total	32	191	159	108
Less: current portion	26	127	101	51
Long-term portion	$6	$64	$58	$57
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The following table presents the change in Brookfield Renewable’s total net financial instrument liability position as at and for the year ended December 31:

(MILLIONS)	Note	2015	2014	2013
Balance, beginning of year		$108	$56	$145
Increases (decreases) in the net financial instrument liability position:
Unrealized (gain) loss through income on energy derivative contracts	(a)	(2)	3	(18)
Unrealized loss (gain) through OCI on energy derivative
contracts	(a)	3	(37)	7
Unrealized (gain) through income on interest rate swaps	(b)	(2)	-	(19)
Unrealized loss (gain) through OCI on interest rate swaps	(b)	20	93	(65)
Unrealized loss (gain) through income on foreign exchange swaps	(c)	13	(13)	-
Unrealized (gain) through OCI on foreign exchange swaps	(c)	(57)	(65)	-
Acquisitions, settlements and other		76	71	6
Balance, end of year		$159	$108	$56

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(a)	$1	$-	$3
Interest rate swaps	(b)	178	170	68
Foreign exchange swaps	(c)	12	4	-
Net positions		$191	$174	$71
Derivative assets not designated as hedging instruments:
Foreign exchange swaps	(c)	$(1)	$(14)	$-
Net positions		$(1)	$(14)	$-
Derivative assets designated as hedging instruments:
Energy derivative contracts	(a)	$(31)	$(31)	$-
Interest rate swaps	(b)	-	-	(15)
Foreign exchange swaps	(c)	-	(21)	-
Net positions		$(31)	$(52)	$(15)

Total net positions		$159	$108	$56

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

For the year ended December 31, 2015, gains of $32 million relating to energy derivative contracts were realized and reclassified from OCI to net income (loss) (2014: $4 million and 2013: $nil).

Based on market prices as of December 31, 2015, unrealized gains of $25 million (2014: $18 million gain and 2013: $3 million loss) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the  consolidated financial statements at an amount equal to fair value.

At December 31, 2015, agreements with a total notional value of $2,002 million were outstanding (2014: $2,119 million) including notional values of $nil (2014: $9 million) associated with agreements that are not formally designated as hedging instruments. The fixed interest rates resulting from these agreements range from 0.51% to 5.88% (2014: 0.38% to 5.54%).

For the year ended December 31, 2015, net movements relating to cash flow hedges realized and reclassified from OCI to net income (loss) were $nil (2014: $4 million loss and 2013: $1 million loss).

Based on market prices as of December 31, 2015, unrealized losses of $114 million (2014: $95 million loss and 2013: $59 million loss) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

At December 31, 2015, agreements with a total notional value of $442 million were outstanding (2014: $656 million) including $36 million (2014: $254 million) associated with agreements that are not formally designated as hedging instruments.

Based on market prices as of December 31, 2015, unrealized losses of $12 million (2014: $26 million gains and 2013: $nil) recorded in AOCI on foreign exchange swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

10.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries. Brookfield Renewable and Brookfield had entered into, or amended, the following material agreements:

Principal Agreements

Limited Partnership Agreements

Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.

Master Services Agreement

Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee.  The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2015 is $10 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $21 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2015 of $48 million (2014: $51 million, 2013: $41 million).

BRELP Voting Agreement

In 2011, we entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.

Revenue Agreements

Contract Amendments

In 2011, two long-term power purchase agreements associated with the generating assets in Ontario held by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”), were amended.

The amended GLPL power purchase agreement requires Brookfield to support the price that GLPL receives for energy generated by certain facilities in Canada at a price of C$82 per MWh subject to an annual adjustment equal to 40% of the Consumer Price Index (“CPI”) in the previous year.  The GLPL agreement has an initial term to 2029, and the contract automatically renews for successive 20-year periods with certain termination provisions.  If the contract is not terminated prior to 2029, the price under this agreement reverts back to the original C$68 per MWh subject to an annual adjustment equal to 40% of the CPI for each year.

The amended MPT power purchase agreement requires Brookfield to purchase the energy generated at a price of C$103 per MWh subject to an annual adjustment equal to 20% of the CPI in the previous year.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The MPT contract terminates on December 1, 2029 and MPT has been granted the unilateral option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024.

Energy Revenue Agreement

In 2011, an agreement was entered into between Brookfield and Brookfield Power U.S. Holdings America Co. (“BPUSHA”) that indirectly owns substantially all of the U.S. facilities of Brookfield Renewable. Brookfield will support the price that BPUSHA receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. This agreement will have an initial term of 20 years, with automatic renewals for successive 20-year periods with certain termination provisions.

Other Revenue Agreements

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh.  The energy rates are subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from Lievre Power in Quebec at C$68 per MWh.  The energy rates are subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%.

Pursuant to a power guarantee agreement, Brookfield will purchase all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, to be increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year.  This power guarantee agreement is scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing power agreements.  This agreement has an initial term to 2029 and automatically renews for successive 20-year period with certain termination provisions.

Pursuant to a 10-year Wind Levelization agreement expiring in 2019, Brookfield mitigates any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario.  Any excess generation compared to the expected generation results in a payment from Brookfield Renewable to Brookfield, while a shortfall would result in a payment from Brookfield to Brookfield Renewable.

Power Services Agreements

Power Agency Agreements

Certain Brookfield Renewable subsidiaries have entered into Power Agency Agreements appointing Brookfield as the exclusive agent of the owner in respect of the sales of electricity, including the procurement of transmission and other additional services.  In addition, Brookfield will schedule, dispatch and arrange for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield will be entitled to be reimbursed for any third-party costs incurred, and, in certain cases, receives an additional fee for its services in connection with the sale of power and for providing the other services.

Energy Marketing Agreement

Brookfield has agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable pays an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 24 - Direct operating costs.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Voting Agreements

Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in certain United States and Brazil power generating operations with institutional investors, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in certain United States and Europe power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 50.1%.

The following table reflects the related party agreements and transactions on the consolidated statements of income, for the year ended December 31:

(MILLIONS)	2015	2014	2013
Revenues
Power purchase and revenue agreements	$469	$433	$456
Wind levelization agreement	6	6	6
	$475	$439	$462
Direct operating costs
Energy purchases	$(5)	$(9)	$(36)
Energy marketing fee	(22)	(21)	(20)
Insurance services	(30)	(29)	(26)
	$(57)	$(59)	$(82)
Management service costs	$(48)	$(51)	$(41)
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2015	2014
Current assets
Due from related parties
Amounts due from	Brookfield	$52	$54
	Equity accounted investments and other	5	9
		$57	$63
Current liabilities
Due to related parties
Amount due to	Brookfield	$41	$56
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	23	21
Amount due to	Equity accounted investments and other	-	2
		$64	$79

Current assets

Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.

Current liabilities

Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

11. EQUITY-ACCOUNTED INVESTMENTS

The following are Brookfield Renewable’s equity-accounted investments as at December 31:

	Principal place	Ownership	Carrying value
	of business	interest
(MILLIONS)%			2015	2014
Bear Swamp Power Co. L.L.C.	United States	50	$106	$177
Galera Centrais Eletricas S.A.	Brazil	50	24	38
Pingston Power Inc.	Canada	50	60	56
Brookfield Infrastructure Fund II Investees	United States,
	Europe	14 - 50	7	2
			$197	$273

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the year ended December 31:

(MILLIONS)	2015	2014	2013
Balance, beginning of year	$273	$290	$344
Revaluation recognized through OCI	96	56	(15)
Share of net income	10	3	9
Dividends declared	(19)	(27)	(18)
Capital distributions, net	(144)	-	-
Foreign exchange translation	(19)	(11)	(12)
California Hydro Step Acquisition	-	(39)	-
Canada Hydro Step Acquisition	-	-	(19)
Share of OCI	-	1	1
Balance, end of year	$197	$273	$290

The following tables summarize certain financial information of equity-accounted investments:

(MILLIONS)		2015	2014
As at December 31:
Current assets		$45	$42
Property, plant and equipment, at fair value		848	708
Other assets		65	74
Current liabilities		37	27
Long-term debt		460	184
Other liabilities		73	70

(MILLIONS)	2015	2014	2013
For the year ended December 31
Revenue	$126	$115	$122
Net income	19	6	19
Share of net income (loss)
Cash earnings	20	26	21
Non-cash loss	(10)	(23)	(12)
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

12.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric(1)(2)	Wind(2)	Other(2)(3)	Total
As at December 31, 2012	$13,360	$2,272	$70	$15,702
Additions(2)	240	3	-	243
Acquisitions through business combinations (Note 4)	935	452	-	1,387
Investment tax credit	(24)	-	-	(24)
Items recognized through OCI
Change in fair value	(191)	8	(19)	(202)
Foreign exchange	(697)	(90)	(2)	(789)
Items recognized through net income
Change in fair value	(43)	(7)	9	(41)
Depreciation	(381)	(142)	(12)	(535)
As at December 31, 2013	$13,199	$2,496	$46	$15,741
Additions(2)	135	79	-	214
Acquisitions through business combinations (Note 4)	1,341	1,075	-	2,416
Items recognized through OCI
Change in fair value	1,587	57	-	1,644
Foreign exchange	(679)	(229)	(2)	(910)
Items recognized through net income
Change in fair value	11	(3)	1	9
Depreciation	(384)	(160)	(4)	(548)
As at December 31, 2014	$15,210	$3,315	$41	$18,566
Additions(2)	183	51	55	289
Acquisitions through business combinations (Note 4)	307	624	229	1,160
Disposal (Note 5)	-	(230)	-	(230)
Items recognized through OCI
Change in fair value	1,141	52	16	1,209
Foreign exchange	(1,585)	(336)	(54)	(1,975)
Items recognized through net income
Change in fair value	(2)	(43)	-	(45)
Depreciation	(407)	(200)	(9)	(616)
As at December 31, 2015	$14,847	$3,233	$278	$18,358

(1)     Includes intangible assets of $13 million (2014: $23 million and 2013: $31 million).

(2)     Includes construction work in process (“CWIP”) of $405 million (2014: $210 million and 2013: $441 million). Additions during the year ended December 31, 2015 were $284 million (2014: $173 million and 2013: $225 million).

(3)     Includes biomass and co-generation (“Co-gen”).

The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 2(f) - Property, plant and equipment and revaluation method and 2(n) - Critical estimates. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2(o)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment.Brookfield Renewable has classified it’s property, plant and equipment under level 3 of the fair value hierarchy.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology, are provided in the following table:

	United States		Canada		Brazil		Europe
	2015	2014	2015	2014	2015	2014	2015	2014
Discount rate
Contracted	5.4%	5.2%	4.7%	4.8%	9.2%	8.4%	5.0%	N/A
Uncontracted	7.1%	7.1%	6.4%	6.7%	10.5%	9.7%	6.8%	N/A
Terminal capitalization rate(1)	6.9%	7.1%	6.3%	6.5%	N/A	N/A	N/A	N/A
Exit date	2035	2034	2035	2034	2033	2029	2031	N/A

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

(BILLIONS)	2015	2014
50 bps increase in discount rates	$(1.3)	$(1.3)
50 bps decrease in discount rates	1.6	1.5

5% increase in future electricity prices	0.6	0.5
5% decrease in future electricity prices	(0.6)	(0.5)

50 bps increase in terminal capitalization rate(1)	(0.4)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.4

(1)        The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Latin America, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2015, is 18 years (2014: 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Latin America. If an additional 20 years of cash flows were included in Latin America, the fair value of property, plant and equipment would increase by approximately $1 billion.

The following table summarizes the percentage of total generation contracted under power purchase agreements:

	United States	Canada	Brazil	Europe
1 - 10 years	55%	86%	65%	75%
11 - 20 years	41%	63%	54%	14%

The following table summarizes power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	United States	Canada		Brazil		Europe
1 - 10 years	$90	C$	93	R$	255	€89
11 - 20 years	$102	C$	95	R$	372	€103

(1)            Assumes nominal prices based on weighted-average generation.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	United States	Canada		Brazil		Europe
1 - 10 years	$70	C$	101	R$	290	€87
11 - 20 years	$126	C$	156	R$	448	€106

(1)            Assumes nominal prices based on weighted-average generation.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth. Based on current supply and demand fundamentals, Brookfield Renewable has revised the year entry to 2023 from 2020. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $60 million.

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2015	2014
Hydroelectric	$6,313	$6,591
Wind	2,780	2,800
Other(1)	262	40
	$9,355	$9,431

(1)         Included within the “Other” category are biomass and Co-gen.

13.  OTHER LONG-TERM ASSETS

The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

		Accumulated
	Cost	Amortization	Net Book Value	Net book value
(MILLIONS)	2015			2014
Restricted cash	$138	$-	$138	$81
Available-for-sale investments	14	-	14	31
Unamortized financing fees	38	(30)	8	9
Other	32	(3)	29	35
	$222	$(33)	$189	$156

At December 31, 2015, $138 million of restricted cash (2014: $81 million) was held primarily to satisfy lease payments and credit agreements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

14.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2015	2014
Operating accrued liabilities	$145	$131
Interest payable on corporate and subsidiary borrowings	44	44
Accounts payable	43	29
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	19	19
Other	33	30
	$284	$253

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties. Refer to Note 10 - Related party transactions.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

15.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations as at December 31 is presented in the following table:

	2015			2014
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (C$200)	5.3	2.8	$145	5.3	3.8	$172
Series 4 (C$150)	5.8	20.9	108	5.8	21.9	129
Series 6 (C$300)	6.1	0.9	217	6.1	1.9	258
Series 7 (C$450)	5.1	4.8	325	5.1	5.8	388
Series 8 (C$400)	4.8	6.1	289	4.8	7.1	344
Series 9 (C$400)	3.8	9.4	289	-	-	-
	5.0	6.5	$1,373	5.3	6.7	$1,291
Subsidiary borrowings
North America
United States	5.3	7.0	$3,203	5.3	8.3	$3,468
Canada	5.6	13.1	1,471	5.7	13.8	1,798
	5.4	8.9	4,674	5.4	10.2	5,266
Latin America	10.1	11.9	347	7.3	10.4	189
Europe	3.9	11.0	631	3.5	12.5	594
	5.5	9.3	$5,652	5.3	10.4	$6,049
Credit facilities	1.4	4.5	$368	1.4	4.5	$401
Total debt			$7,393			$7,741
Add: Unamortized premiums(1)			4			8
Less: Unamortized financing fees(1)			(59)			(71)
Less: Current portion			(770)			(256)
			$6,568			$7,422

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Future maturities of Brookfield Renewable’s debt obligations, for each of the next five years and thereafter are as follows:

(MILLIONS)	2016	2017	2018	2019	2020	Thereafter	Total
Corporate borrowings(1)	$217	$-	$145	$-	$324	$687	$1,373
Subsidiary borrowings(1)
United States	355	778	770	59	23	1,218	3,203
Canada	117	45	48	46	174	1,041	1,471
Brazil	28	28	38	39	36	178	347
Europe	53	48	51	55	61	363	631
	770	899	1,052	199	618	3,487	7,025
Credit facilities	-	-	-	-	368	-	368
	$770	$899	$1,052	$199	$986	$3,487	$7,393

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $4 million and $59 million of unamortized premiums and deferred financing fees, respectively.

Future maturities of borrowings for interests accounted for on an equity-accounted basis for each of the next five years and thereafter are as follows:

(MILLIONS)	2016	2017	2018	2019	2020	Thereafter	Total
United States	$-	$1	$6	$5	$6	$382	$400
Canada	-	-	-	-	-	33	33
	$-	$1	$6	$5	$6	$415	$433

The unamortized financing fees of each debt obligation as at December 31 are as follows:

(MILLIONS)	2015	2014	2013
Corporate borrowings
Unamortized financing fees, beginning of year	$5	$6	$8
Additional financing fees	1	-	-
Amortization of financing fees	(1)	(1)	(2)
Unamortized financing fees, end of year	$5	$5	$6
Subsidiary borrowings
Unamortized financing fees, beginning of year	$66	$46	$46
Additional financing fees	7	39	17
Amortization of financing fees	(15)	(13)	(17)
Foreign exchange translation	(4)	(6)	-
Unamortized financing fees, end of year	$54	$66	$46
Total	$59	$71	$52

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Long-term debt and credit facilities are recorded at amortized cost.

The following table provides information about management’s best estimate of the fair value of long-term debt and credit facilities as at December 31:

	2015		2014
(MILLIONS)	Carrying value(1)	Fair value	Carrying value(1)	Fair value
Corporate borrowings	$1,368	$1,474	$1,286	$1,428
Subsidiary borrowings
United States	$3,180	$3,411	$3,435	$3,769
Canada	1,458	1,615	1,784	2,013
Brazil	346	346	189	189
Europe	618	678	583	634
	5,602	6,050	5,991	6,605
Credit facilities	368	368	401	401
	$7,338	$7,892	$7,678	$8,434

(1)            Net of unamortized financing fees and premium.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Energy Partners ULC (“BREP Finance”) (Note 28  - Subsidiary public issuers). BREP Finance may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

In March 2015, Brookfield Renewable issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%. Transaction costs of $1 million were incurred.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin.

In February 2015, Brookfield Renewable secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, Brookfield Renewable assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, Brookfield Renewable assumed R$631 million

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

In May 2015, as part of the acquisition of a 120 MW hydroelectric facility in Brazil, Brookfield Renewable assumed R$254 million ($83 million) of debt with variable interest rates of CDI plus 0.5% and 2.0%, and a weighted-average remaining term of 7.6 years.

Effective June 30, 2015, the margin on C$194 million ($155 million) of debt associated with a 189 MW wind facility in Ontario was reduced from 2.25% to 1.625%.

The final drawdown of €20 million ($22 million) was made in July 2015 on the construction and term loan associated with 137 MW of wind projects in Ireland, bringing the total draw to €188 million ($227 million) at a weighted average rate of 2.74% and maturing in December 2027.

Effective July 31, 2015, the margin on C$119 million ($95 million) of debt associated with a 51 MW wind facility in Ontario was reduced from 2.25% to 1.625%, and the debt was up-financed by C$7 million ($5 million).

In September 2015, Brookfield Renewable secured financing in the amount of R$187 million ($47 million) with respect to 90 MW of biomass capacity in Brazil, of which we drew R$139 million ($35 million). The loan bears interest at a floating interest rate of the TJLP’s rate plus 1.4%, and matures in October 2035.

Equity-accounted investments

In February 2015, an equity-accounted investee of Brookfield Renewable refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. Brookfield Renewable owns a 50% equity-accounted interest in this facility.

In October 2015, an equity-accounted investee of Brookfield Renewable completed a $400 million bond financing associated with its 600 MW pumped storage and 10 MW hydroelectric facilities in New England. The bond matures in 2025, and bears interest at a fixed interest rate of 4.89% on $375 million and a floating interest rate of LIBOR plus a margin of 270 basis points on the remaining $25 million. Simultaneously, the equity-accounted investee of Brookfield Renewable also completed a $26 million letter of credit and working capital facility with a three-year term and a floating interest rate of LIBOR plus a margin of 170 basis points. Brookfield Renewable owns a 50%, equity-accounted interest in this facility.

Credit facilities

In May 2015, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 2020 and also expanded the available amount to $1,310 million from $1,280 million. In November and December 2015, we further expanded the available amount to $1,560 million. The applicable margin is 1.20% and the credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro (€) or British Pound Sterling (£) in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. Refer to Note 30 – Commitments, contingencies and guarantees for further details regarding letters of credit. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

Brookfield Asset Management has provided a $200 million committed unsecured revolving credit facility maturing in December 2016, at LIBOR plus 2%.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Brookfield Renewable and its subsidiaries issue letters of credit from some of its credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities as at December 31:

	Dec 31	Dec 31
(MILLIONS)	2015	2014
Authorized credit facilities	$1,760	$1,480
Draws on credit facilities(1)	(368)	(401)
Issued letters of credit	(218)	(227)
Available portion of credit facilities	$1,174	$852

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

16.  Income taxes

The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2015	2014	2013
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(18)	$(18)	$(19)
Deferred taxes
Income taxes - origination and reversal of temporary differences	$87	$30	$24
Relating to change in tax rates / imposition of new tax laws	6	15	14
Relating to unrecognized temporary differences and tax losses	(15)	(16)	(20)
	$78	$29	$18
Total income tax recovery (expense)	$60	$11	$(1)

The major components of deferred income tax recovery (expense) for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2015	2014	2013
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$8	$12	$(11)
Other	(17)	(8)	-
Revaluation surplus
Origination and reversal of temporary differences	(263)	(408)	98
Relating to changes in tax rates / imposition of new tax laws	(19)	38	6
	$(291)	$(366)	$93

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2015	2014	2013
Statutory income tax (expense) recovery(1)	$(15)	$(66)	$(76)
(Reduction) increase resulting from:
Increase in tax assets not recognized	(15)	(16)	(20)
Deemed profit method differences in Brazil	10	8	12
Differences between statutory rate and future tax rate	68	65	69
Losses recorded not taxable to Brookfield Renewable	14	11	13
Other	(2)	9	1
Effective income tax recovery (expense)	$60	$11	$(1)

(1)            Statutory income tax expense is calculated at the domestic rates applicable to the profits in the country concerned.

The above reconciliation has been prepared by aggregating the information for all of Brookfield  Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

The taxable temporary difference attributable to the Brookfield Renewable’s interest in its subsidiaries, associates, and joint ventures is $1,248 million.

Brookfield Renewable’s effective income tax rate was negative 139.53% for the year ended December 31, 2015 (2014: negative 5.76%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests income not subject to tax.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2015	2014
2016 to 2020	$-	$1
2021 and thereafter	77	77
	$77	$78

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2015	(loss)	in Equity	Combinations	Exchange	2015
Non-capital losses	$403	$73	$(1)	$5	$(22)	$458
Amount available for future
deductions	88	(11)	-	-	(12)	65
Difference between tax and carrying
value	(2,986)	16	(279)	(35)	223	(3,061)
Net deferred tax (liabilities) assets	$(2,495)	$78	$(280)	$(30)	$189	$(2,538)

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2014	(loss)	in Equity	Combinations	Exchange	2014
Non-capital losses	$341	$46	$15	$10	$(9)	$403
Amount available for future
deductions	110	(12)	-	-	(10)	88
Difference between tax and carrying
value	(2,599)	(5)	(366)	(130)	114	(2,986)
Net deferred tax (liabilities) assets	$(2,148)	$29	$(351)	$(120)	$95	$(2,495)

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2013	(loss)	in Equity	Combinations	Exchange	2013
Non-capital losses	$270	$32	$7	$41	$(9)	$341
Amount available for future
deductions	131	(13)	-	-	(8)	110
Difference between tax and carrying
value	(2,669)	(1)	97	(123)	97	(2,599)
Net deferred tax (liabilities) assets	$(2,268)	$18	$104	$(82)	$80	$(2,148)

The deferred income tax liabilities includes $2,924 million (2014: $2,650 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

17.  OTHER LONG-TERM liabilities

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2015	2014
Pension obligations (Note 22)	$56	$63
Decommissioning retirement obligations	47	48
Deferred and contingent consideration (Note 4)	32	13
Other	28	10
Concession payment liability	9	13
	$172	$147

Brookfield Renewable is required to pay the Brazilian Federal Government for the usage of public assets over the concession terms associated with certain of its Brazilian facilities. Accordingly, as at December 31, 2015, Brookfield Renewable recorded a liability associated with a future obligation relating to concession payments of $9 million (2014: $13 million). The future obligation is being settled through monthly payments made over the concession term.

Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The estimated cost of decommissioning activities is based on a third party assessment. The decommissioning retirement obligation of $47 million at December 31, 2015 (2014: $48 million) has been established for hydroelectric and wind operation sites in Canada and United States that are expected to be restored between the years 2031 to 2138.

18. CAPITAL MANAGEMENT

Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP Unitholders. Brookfield Renewable’s capital is monitored through debt to total capitalization which is defined as the total long-term debt and credit facilities divided by total long-term debt and credit facilities plus equity.

Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt to capitalization ratios.  Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their property-specific borrowings. These covenants vary from one credit agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

Financial covenants associated with Brookfield Renewable’s various banking and credit arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. Brookfield Renewable complied with all material financial covenants for the years ended December 31, 2015, 2014 and 2013.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Brookfield Renewable’s strategy during December 31, 2015, which was unchanged from 2014, was to maintain the measure set out in the following schedule as at December 31:

(MILLIONS)	2015	2014
Total debt
Current portion of long-term debt	$770	$256
Long-term debt and credit facilities	6,568	7,422
	7,338	7,678
Deferred income tax liabilities, net(1)	2,538	2,495
Participating non-controlling interests - in operating subsidiaries	2,587	2,062
General partnership interest in a holding subsidiary held by
Brookfield	52	59
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units held by Brookfield	2,559	2,865
Preferred equity	610	728
Preferred limited partners' equity	128	-
Limited partners' equity	2,827	3,167
Total capitalization	$18,639	$19,054
Debt to total capitalization	39%	40%

(1)            Deferred income tax liabilities less deferred income tax assets.

19. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2015	2014
Participating non-controlling interests - in operating subsidiaries	$2,587	$2,062
General partnership interest in a holding subsidiary held by Brookfield	52	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,559	2,865
Preferred equity	610	728
Total	$5,808	$5,714

Preferred equity

Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest
		Cumulative	permitted	Dividends declared
	Shares	dividend	redemption	for the year ended
(MILLIONS)	outstanding	rate(1)	date	2015	2014	2015	2014
Series 1 (C$136)	5.45	3.36%	Apr 30, 2020	$6	$12	$98	$214
Series 2 (C$113)	4.51	3.03%	Apr 30, 2020	2	-	81	-
Series 3 (C$249)	9.96	4.40%	Jul 31, 2019	8	10	179	214
Series 5 (C$175)	7.00	5.00%	Apr 30, 2018	7	8	126	150
Series 6 (C$175)	7.00	5.00%	Jul 31, 2018	7	8	126	150
	33.92			$30	$38	$610	$728

(1)       Series 2 dividend rate represents annualized distribution based on the most recent quarterly floating rate.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2015, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.620%. The quarterly dividend in respect of the November 1, 2015 to January 31, 2016 dividend period was paid on January 31, 2016 at an annual rate of 3.03% (C$ 0.19112 per share).

The holders of the Series 3 Preference Shares are entitled to receive fixed cumulative dividends.  The dividend will reset on July 31, 2019 and every five years thereafter at a rate equal to the then five year Government of Canada Bond yield plus 2.94%.

The holders of the Series 3 Preference Shares will have the right, at their option, to convert their shares into Class A, Series 4 Preference Shares on a one-for-one basis on the earliest permitted redemption date and every five years thereafter. The holders of the Series 4 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.94%.

The holders of the Series 5 and 6 Preference Shares are entitled to receive fixed cumulative dividends.

Brookfield Renewable, BRELP and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on all of the Class A Preference Shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity.

Class A Preference Shares for Cancellation – Normal course issuer bid

On June 23, 2015, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of BRP Equity’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Repurchases were authorized to commence on June 26, 2015 and will terminate on June 25, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

For the year ended December 31, 2015, 78,537 Class A, Series 1, Series 2 and Series 3 Preference Shares were repurchased at a cost of $1 million, and cancelled.

Class A, Series 5  Preference Shares – Exchange offer

In November 2015, Brookfield Renewable announced its offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.00% (the “Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred Limited Partnership Unit (the “Preferred LP Units”) of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units; refer to Note 31 – Subsequent Events.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Other	Total
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	21	1	18	1	-	41
OCI	133	(2)	(26)	(10)	4	99
Capital contributions(1)	51	214	-	-	-	265
Distributions	(119)	-	-	(3)	-	(122)
Other	(1)	(6)	1	-	(2)	(8)
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	14	22	14	-	1	51
OCI	54	187	8	-	10	259
Capital contributions(1)	-	610	-	-	-	610
Distributions	(45)	(89)	(12)	(3)	-	(149)
Other	-	-	-	(11)	(1)	(12)
As at December 31, 2014	$914	$937	$126	$32	$53	$2,062
Net income	26	27	14	-	2	69
OCI	89	144	(12)	(10)	(7)	204
Capital contributions(1)	-	460	-	-	-	460
Distributions	(70)	(126)	(7)	(1)	(4)	(208)
Other	(1)	(1)	-	1	1	-
As at December 31, 2015	$958	$1,441	$121	$22	$45	$2,587
Interests held by third parties	75-80%	50-60%	25%	24-30%	23-50%

(1)         Capital contributions are for the purposes of acquisitions and to fund expenses.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst
(MILLIONS)	Fund	Fund II	Group	Other	Total
Interests held by third parties	75-80%	50-60%	25%	23-50%
Place of business		United States		United States
	United States	Brazil		Brazil
	Brazil	Europe	United States	Canada
For the year ended December 31, 2013:
Revenue	$195	$74	$188	$25	$482
Net (loss) income	23	2	72	2	99
Total comprehensive (loss) income	258	(1)	(15)	2	244
Net (loss) income allocated to
non-controlling interests	21	1	18	1	41
For the year ended December 31, 2014:
Revenue	$164	$211	$162	$31	$568
Net income	18	46	56	3	123
Total comprehensive income (loss)	85	422	87	45	639
Net income allocated to
non-controlling interests	14	22	14	1	51
As at December 31, 2014:
Property, plant and equipment, at fair value	$1,959	$3,316	$1,049	$494	$6,818
Total assets	2,021	3,572	1,159	529	7,281
Total borrowings	777	1,617	539	53	2,986
Total liabilities	853	1,946	556	73	3,428
Carrying value of non-controlling interests	$914	$937	$126	$85	$2,062

For the year ended December 31, 2015:
Revenue	$136	$402	$160	$30	$728
Net income	34	49	56	8	147
Total comprehensive income (loss)	144	247	8	(51)	348
Net income allocated to
non-controlling interests	26	27	14	2	69
As at December 31, 2015:
Property, plant and equipment, at fair value	$1,786	$4,417	$981	$398	$7,582
Total assets	1,840	4,770	1,096	409	8,115
Total borrowings	563	1,870	496	44	2,973
Total liabilities	628	2,236	512	61	3,437
Carrying value of non-controlling interests	$958	$1,441	$121	$67	$2,587
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield:

(MILLIONS)	2015	2014	2013
For the year ended December 31:
Revenue	$1,628	$1,704	$1,706
Net income	103	203	215
Comprehensive income (loss)	5	1,071	(333)
Net income allocated to(1):
GP interest	-	1	1
Redeemable/Exchangeable partnership units	1	55	67
As at December 31:
Property, plant and equipment, at fair value	$18,358	$18,566
Total assets	19,507	19,849
Total borrowings	7,338	7,678
Total liabilities	10,744	10,968
Carrying value of(2):
GP interest	52	59
Redeemable/Exchangeable partnership units	2,559	2,865

(1)         Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 143.3 million, respectively (2014: 2.7 million, 129.7 million, and 138.8 million, respectively and 2013: 2.7 million, 129.7 million, and 132.9 million, respectively).

(2)         Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 143.2 million, respectively (2014: 2.7 million, 129.7 million, and 143.4 million, respectively).

As at December 31, 2015, general partnership units, representing the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2014: 2,651,506) and 129,658,623 (December 31, 2014: 129,658,623), respectively.

Distributions

The composition of the distributions for the year ended December 31 is presented in the following table:

(MILLIONS)	2015	2014
General partnership interest in a holding
subsidiary held by Brookfield	$4	$4
Incentive distribution	8	2
	$12	$6

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$217	$201
	$229	$207

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% GP interest, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at December 31, 2015, general partnership units, representing the GP interest and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2014: 2,651,506) and 129,658,623 (December 31, 2014: 129,658,623), respectively.

20. PREFERRED LIMITED PARTNERS’ EQUITY

In November 2015, Brookfield Renewable issued 7,000,000 Class A, Series 7 Preferred LP Units at a price of C$25 per unit for gross proceeds of C$175 million ($132 million). Transaction costs of $4 million were incurred. The holders of the Series 7 Preferred LP Units will be entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.375 per unit, a yield of 5.5%, for the initial period ending January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the 5-year Government of Canada Bond yield plus 4.47%, and (ii) 5.5%. The Series 7 Preferred LP Units are redeemable on or after January 31, 2021.

The holders of Series 7 Preferred LP Units will have the right, at their option, to convert their Series 7 Preferred LP Units into Class A, Series 8 Preferred LP Units, subject to certain conditions, on January 31, 2021 and every five years thereafter. The holders of the Series 8 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions at an annual rate equal to the 3-month Government of Canada Treasury Bill yield plus 4.47%.

As noted in Note 19 – Non-Controlling Interests, in February 2016 a total of 2,885,496  Series 5 Preference Shares of BRP Equity were tendered and exchanged for an equal number of Series 5 Preferred LP Units of Brookfield Renewable; refer to Note 31 - Subsequent Events.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2015, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

21. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at December 31, 2015, 143,188,170 LP Units were outstanding (December 31, 2014: 143,356,854) including 40,026,986 (December 31, 2014: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the year ended December 31, 2015, 171,605 LP Units (2014: 121,941 LP Units) were issued under the distribution reinvestment plan.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

LP Units Purchased for Cancellation – Normal course issuer bid

For the year ended December 31, 2015, 340,289 LP Units were repurchased at a cost of $9 million. The premium paid to purchase the LP Units in excess of the stated value was charged to limited partners’ equity. Repurchases were initially authorized to commence on December 29, 2014 and terminate on December 28, 2015. Pursuant to this bid, the Board of Directors of BRPL authorized Brookfield Renewable to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units. In December 2015, Brookfield Renewable renewed the normal course issuer bid and the authorization to repurchase up to 7.1 million LP Units will expire on December 28, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date. All LP Units acquired under the normal course issuer bid are cancelled. Outside of pre-determined trading blackout periods, purchases under Brookfield Renewable’s normal course issuer bid will be completed based upon management’s discretion.  Brookfield Renewable has not established an automatic securities purchase plan for its LP Units.

As at December 31, 2015, Brookfield’s direct and indirect interest of 169,685,609 LP Units and Redeemable/Exchangeable partnership units represents approximately 62% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 28% direct limited partnership interest in Brookfield Renewable, a 48% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at December 31, 2015.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the year ended December 31, 2015, Brookfield Renewable declared distributions on its LP Units of $239 million or $1.66 per LP Unit (2014: $216 million or $1.55 per LP Unit).

The composition of the distribution for the year ended December 31 is presented in the following table:

(MILLIONS)	2015	2014
Brookfield	$67	$62
External LP Unitholders	172	154
	$239	$216

In February 2015, unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per unit, which took effect with the distribution payable in March 2015.

22. PENSION AND EMPLOYEE FUTURE BENEFITS

Brookfield Renewable offers a number of pension plans to its employees, as well as certain health care, dental care, life insurance and other benefits to certain retired employees pursuant to Brookfield Renewable’s policy.  The plans are funded by contributions from Brookfield Renewable and from plan members.  Pension benefits are based on length of service and final average earnings and some plans are indexed for inflation after retirement. The pension plans relating to employees of Brookfield Renewable have been included in the consolidated financial statements.

The Brookfield Renewable Pension Governance Committee (BRGC) is responsible for the implementation of strategic decisions and monitoring of the administration of Brookfield Renewable’s

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

defined benefit pension plans.  Specifically, the BRGC will establish the investment strategies, approve the funding policies as well as assess that Brookfield Renewable has complied with all applicable law, fiduciary, reporting and disclosure requirements.

Actuarial valuations for Brookfield Renewable’s pension plans are required as per governing provincial or federal regulations. For Québec and the United States registered plans, actuarial valuations are required annually. For Ontario registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Ontario registered plans are on a triennial schedule. The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from December 2013 to April, 2015. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Actuarial assumptions as at December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
	2015		2014		2013
	(%)		(%)		(%)
Discount rate	2.9 - 4.7	4.2 - 4.7	2.6 - 4.2	4.0 - 4.3	4.0 - 5.0	4.9 - 5.0
Rate of price inflation	2.0 - 2.5	N/A	2.0 - 2.5	N/A	2.0 - 2.5	N/A
Rate of compensation
increases	2.5 - 3.0	2.5 - 3.0	2.5 - 4.0	3.0 - 4.0	2.5 - 4.0	3.0 - 3.0
Health care trend rate(1)	N/A	6.3 - 7.1	N/A	6.5 - 7.2	N/A	6.5 - 7.7

(1)         Assumed immediate trend rate at year end.

Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the long-term rate of return on plan assets, discount rates, rate of compensation increases and other assumptions. The discount rate, rate of price inflation and inflation-linked assumptions and health care cost trend rate are the assumptions that generally have the most significant impact on the benefit obligations.

The discount rate for benefit obligation purposes is the rate at which the pension obligation could be effectively settled. Rate of compensation increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2015, would result in the following increase (decrease) of the benefit obligations:

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

	Defined benefit	Non-pension
(MILLIONS)	pension plans	benefit plans
Discount rate
50 basis point increase	(8)	(2)
50 basis point decrease	8	3
Rate of price inflation and inflation-linked assumptions
50 basis point increase	5	N/A
50 basis point decrease	(4)	N/A
Health care cost trend rate
50 basis point increase	N/A	3
50 basis point decrease	N/A	(2)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Expense recognized in the consolidated statements of income and consolidated statements of comprehensive income (loss) for the year ended December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2015		2014		2013
Current service costs	$3	$1	$3	$1	$2	$1
Past service costs (recovery)	1	(1)	1	2	1	(1)
Interest expense	1	2	-	1	1	1
Administrative expenses	1	-	1	-	1	-
Recognized in consolidated
statement of income (loss)	6	2	5	4	5	1
Remeasurement of the net
defined benefit liability:
Return on plan assets	(1)	-	(4)	-	(7)	-
Actuarial changes arising
from changes in
demographic assumptions	2	(5)	1	2	2	-
Actuarial changes arising
from changes in
financial assumptions	(2)	(1)	8	3	(4)	(3)
Experience adjustments	2	-	(2)	-	-	-
Recognized in consolidated
statement of comprehensive
income (loss)	1	(6)	3	5	(9)	(3)
Total	$7	$(4)	$8	$9	$(4)	$(2)

The amounts included in the consolidated balance sheets arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2015		2014		2013
Present value of defined
benefit obligation	$124	$35	$128	$43	$80	$27
Fair value of plan assets	(103)	-	(108)	-	(74)	-
Net liability	$21	$35	$20	$43	$6	$27
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Defined benefit obligations

The movement in the defined benefit obligation for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2015		2014		2013
Balance, beginning of year	$128	$43	$80	$27	$82	$29
Current service cost	3	1	3	1	2	1
Past service cost (recovery)	1	(1)	1	2	1	(1)
Interest expense	5	2	4	1	4	1
Remeasurement losses (gains)
Actuarial changes arising
from changes in
demographic assumptions	2	(5)	1	2	2	-
Actuarial changes arising
from changes in
financial assumptions	(2)	(1)	8	3	(4)	(3)
Experience adjustments	2	-	(2)	-	-	-
Benefits paid	(5)	(2)	(4)	(1)	(3)	(1)
Business combination	-	-	42	10	-	1
Exchange differences	(10)	(2)	(5)	(2)	(4)	-
Balance, end of year	$124	$35	$128	$43	$80	$27

Expected employer’s contributions to the defined benefit plans for the year ended December 31, 2016 are $5 million.

Fair value of plan assets

The movement in the fair value of plan assets for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2015		2014		2013
Balance, beginning of year	$108	$-	$74	$-	$64	$-
Interest income	4	-	4	-	3	-
Return on plan assets	1	-	4	-	7	-
Employer contributions	5	2	8	1	7	1
Business combination	-	-	28	-	-	-
Benefits paid	(5)	(2)	(4)	(1)	(3)	(1)
Exchange differences	(10)	-	(6)	-	(4)	-
Balance, end of year	$103	$-	$108	$-	$74	$-
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The composition of plan assets as at December 31 is as follows:

	2015	2014
	(%)	(%)
Asset category:
Cash and cash equivalents	1	-
Equity securities	58	56
Debt securities	40	43
Real estate	1	1
	100	100

23.  Other income

Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2015	2014	2013
Gain on disposal (Note 5)	$53	$-	$-
Gains on settlement of foreign currency contracts	31	-	-
Compensation related to expired Brazilian
concession agreements(1)	17	-	-
Interest income and other	21	10	11
	$122	$10	$11

(1)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

24.DIRECT OPERATING COSTS

Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	2015	2014	2013
Operations, maintenance and administration	$396	$353	$331
Water royalties, property taxes and other	119	130	137
Fuel and power purchases	15	20	42
Energy marketing fees (Note 10)	22	21	20
Total direct operating costs	$552	$524	$530
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

25.  Other

Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	2015	2014	2013
Change in fair value of property, plant and equipment (Note 12)	$(38)	$9	$(41)
Unrealized loss on available-for-sale securities (Note 13)	(25)	-	-
Other	-	(6)	10
	$(63)	$3	$(31)

26. Foreign currency translation

Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statement of comprehensive income (loss) is comprised of the following:

(MILLIONS)	2015	2014	2013
Foreign currency translation on
Property, plant and equipment, at fair value (Note 12)	$(1,975)	$(910)	$(789)
Long-term debt and credit facilities	697	352	263
Deferred income tax liabilities and assets	202	112	89
Other assets and liabilities	(62)	(21)	(64)
Unrealized gains on net investment hedges	55	69	-
	$(1,083)	$(398)	$(501)

27. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2015	2014	2013
Trade receivables and other current assets	$(72)	$20	$47
Accounts payable and accrued liabilities	2	(54)	(42)
Other assets and liabilities	8	14	(4)
	$(62)	$(20)	$1
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

28.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

							Brookfield
	Brookfield	BRP	BREP	Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Entities(1)	Subsidiaries(2)	adjustments(3)	consolidated
As at December 31, 2015:
Current assets	$24	$-	$1,387	$111	$1,298	$(2,220)	$600
Long-term assets	2,957	603	-	15,605	18,780	(19,038)	18,907
Current liabilities	26	8	231	2,233	967	(2,220)	1,245
Long-term liabilities	-	-	1,151	378	9,251	(1,281)	9,499
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	2,587	-	2,587
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,559	-	-	2,559
Preferred equity	-	610	-	-	-	-	610
Preferred limited partners' equity	128	-	-	128	-	(128)	128
As at December 31, 2014:
Current assets	$21	$-	$1,307	$135	$1,169	$(1,938)	$694
Long-term assets	3,166	717	-	16,666	20,014	(21,408)	19,155
Current liabilities	20	9	16	1,935	645	(1,938)	687
Long-term liabilities	-	-	1,286	406	10,859	(2,270)	10,281
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	2,062	-	2,062
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,865	-	-	2,865
Preferred equity	-	728	-	-	-	-	728

(1)            Includes BRELP, BRP Bermuda Holdings I Limited (“Latam Holdco”), Brookfield BRP Holdings (Canada) Inc. (“NA Holdco”) and Brookfield BRP Europe Holdings Limited (“Euro Holdco”).

(2)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, BREP Finance and other holding entities.

(3)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

							Brookfield
	Brookfield	BRP	BREP	Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Entities(1)	Subsidiaries(2)	adjustments(3)	consolidated
For the year ended Dec 31, 2015
Revenues	$-	$-	$-	$8	$1,620	$-	$1,628
Net income (loss)	2	-	(1)	(42)	235	(91)	103
For the year ended Dec 31, 2014
Revenues	$-	$-	$-	$-	$1,704	$-	$1,704
Net income (loss)	58	-	(1)	187	438	(479)	203
For the year ended Dec 31, 2013
Revenues	$-	$-	$-	$-	$1,706	$-	$1,706
Net income (loss)	69	-	-	234	486	(574)	215

(1)            Includes BRELP, Latam Holdco, NA Holdco and Euro Holdco.

(2)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, BREP Finance, and other holding entities.

(3)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 15 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by BREP Finance. See Note 19 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

29.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities and wind facilities located in North America, Latin America and Europe. Brookfield Renewable also operates three biomass facilities and two Co-gen facilities. Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Biomass and Co-gen).

Effective January 1, 2015, the geographies by which the Hydroelectric and Wind segments are further evaluated and for which information is disclosed have changed in order to allow the CODM to more effectively evaluate the business in a manner aligned with the continental operating platforms. Accordingly, while information regarding the United States and Canada will continue to be disclosed in a manner consistent with prior periods, these two segments have been further combined into the “North America” segment. The “Latin America” segment includes the former Brazil segment, while the “Europe” segment was not affected as a result of these changes.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners. For the year ended December 31, 2014, Funds From

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Operations include the earnings received from the wind portfolio Brookfield Renewable acquired in Ireland, reflecting its economic interest from January 1, 2014 to June 30, 2014. This amount represents an acquisition price adjustment under IFRS 3, Business combinations but is included in Funds From Operations for purposes of reporting operating results to Brookfield Renewable’s CODM.

Transactions between the reportable segments occur at fair value.

In August 2015, Brookfield Renewable announced the promotions of the President and Chief Operating Officer to the Chief Executive Officer, and the Chief Executive Officer to the role of Executive Group Chairman, Renewable Power for Brookfield Asset Management, which includes oversight of all of Brookfield’s renewable investments. Accordingly, beginning on the date of the promotions, the CODM includes the Chief Executive Officer and Chief Financial Officer who will evaluate Brookfield Renewable’s results, manage its operations and allocate its resources by segment.

In January 2016 Brookfield Renewable, with its institutional partners, acquired a 57.6% controlling interest in Isagen from the Colombian government.  Beginning on the date of the acquisition, information regarding Isagen will be provided to the CODM and accordingly the acquired business in Colombia will be defined as a segment in the first quarter of 2016.  For the year ended December 31, 2015, the “Latin America” Hydroelectric and Wind segments are comprised solely of information related to Brookfield Renewable’s power generating assets in Brazil.

The following segmented information is regularly reported to our CODM.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

	Hydroelectric				Wind					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
For the year ended
December 31, 2015:
Revenues	$698	$305	$1,003	$225	$101	$105	$206	$22	$138	$34	$-	$1,628
Adjusted EBITDA	453	255	708	188	76	86	162	21	103	14	(19)	1,177
Interest expense - borrowings	(160)	(62)	(222)	(24)	(33)	(30)	(63)	(9)	(29)	(2)	(80)	(429)
Funds From Operations prior to
non-controlling interests	287	193	480	153	43	56	99	11	75	11	(148)	681
Cash portion of non-controlling
interests	(87)	(3)	(90)	(17)	(23)	-	(23)	(6)	(43)	(5)	(30)	(214)
Funds From Operations	200	190	390	136	20	56	76	5	32	6	(178)	467
Depreciation	(200)	(82)	(282)	(125)	(53)	(58)	(111)	(9)	(80)	(9)	-	(616)
For the year ended
December 31, 2014:
Revenues	$719	$394	$1,113	$265	$129	$123	$252	$-	$45	$29	$-	$1,704
Adjusted EBITDA	493	315	808	198	86	105	191	-	29	11	(21)	1,216
Interest expense - borrowings	(153)	(70)	(223)	(19)	(39)	(38)	(77)	-	(9)	-	(87)	(415)
Funds From Operations prior to
non-controlling interests	339	245	584	162	47	67	114	-	31	11	(159)	743
Cash portion of non-controlling
interests	(83)	(2)	(85)	(13)	(34)	-	(34)	-	(13)	-	(38)	(183)
Funds From Operations	256	243	499	149	13	67	80	-	18	11	(197)	560
Depreciation	(159)	(82)	(241)	(143)	(63)	(72)	(135)	-	(25)	(4)	-	(548)
For the year ended
December 31, 2013:
Revenues	$677	$399	$1,076	$301	$125	$133	$258	$-	$-	$71	$-	$1,706
Adjusted EBITDA	473	319	792	221	82	111	193	-	-	23	(21)	1,208
Interest expense - borrowings	(148)	(64)	(212)	(23)	(38)	(44)	(82)	-	-	-	(93)	(410)
Funds From Operations prior to
non-controlling interests	322	255	577	181	44	67	111	-	-	23	(154)	738
Cash portion of non-controlling
interests	(69)	-	(69)	(12)	(26)	-	(26)	-	-	-	(37)	(144)
Funds From Operations	253	255	508	169	18	67	85	-	-	23	(191)	594
Depreciation	(140)	(85)	(225)	(156)	(65)	(77)	(142)	-	-	(12)	-	(535)

(1)            Includes biomass and Co-gen.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income as presented in the consolidated statements of income, for the year ended December 31:

(MILLIONS)	Notes	2015	2014	2013
Revenues	10	$1,628	$1,704	$1,706
Other income(1)(2)(3)	23	122	10	11
Share of cash earnings from equity-accounted investments	11	20	26	21
Direct operating costs	24	(552)	(524)	(530)
Less: cash portion of non-controlling interests - other income(1)	5	(41)	-	-
Adjusted EBITDA		1,177	1,216	1,208
Fixed earnings adjustment(4)		-	11	-
Interest expense - borrowings	15	(429)	(415)	(410)
Management service costs	10	(48)	(51)	(41)
Current income tax expense	16	(18)	(18)	(19)
Less: distributions to preferred limited partners	20	(1)	-	-
Funds From Operations prior to non-controlling interests		681	743	738
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	19	(184)	(145)	(107)
Preferred equity	19	(30)	(38)	(37)
Funds From Operations		467	560	594
Add: cash portion of non-controlling interests(1)	19	255	183	144
Add: distributions to preferred limited partners	20	1	-	-
Less: fixed earnings adjustment		-	(11)	-
Depreciation	12	(616)	(548)	(535)
Unrealized financial instruments (loss) gain	9	(9)	10	37
Share of non-cash loss from equity-accounted investments	11	(10)	(23)	(12)
Deferred income tax recovery	16	78	29	18
Other	4	(63)	3	(31)
Net income		$103	$203	$215

(1)       In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 5 - Disposal of assets and 23 - Other income. Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)       In 2015, Brookfield Renewable realized gains of $31 million on the settlement of foreign currency contracts. See Note 23 - Other income.

(4)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014.The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric				Wind energy					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
As at December 31, 2015:
Property, plant and
equipment, at fair value	$8,240	$4,879	$13,119	$1,728	$894	$893	$1,787	$245	$1,201	$278	$-	$18,358
Total assets	8,645	5,095	13,740	1,954	975	920	1,895	267	1,312	315	24	19,507
Total borrowings	2,721	954	3,675	207	459	504	963	105	618	34	1,736	7,338
Total liabilities	4,238	1,988	6,226	311	576	708	1,284	108	838	76	1,901	10,744
For the year ended
December 31, 2015:
Additions to property, plant
and equipment	68	49	117	373	7	3	10	318	347	284	-	1,449
As at December 31, 2014:
Property, plant and
equipment, at fair value	$7,922	$5,168	$13,090	$2,120	$1,203	$1,137	$2,340	$-	$975	$41	$-	$18,566
Total assets	8,463	5,286	13,749	2,287	1,292	1,164	2,456	-	1,108	43	206	19,849
Total borrowings	2,814	1,155	3,969	189	621	629	1,250	-	583	-	1,687	7,678
Total liabilities	4,345	2,214	6,559	300	706	865	1,571	-	747	1	1,790	10,968
For the year ended
December 31, 2014:
Additions to property, plant
and equipment	1,415	40	1,455	19	10	17	27	-	1,129	-	-	2,630

(1)            Includes biomass and Co-gen.

The following information is about Brookfield Renewable’s equity accounted investments:

	Hydroelectric				Wind energy					Other	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
As at December 31, 2015	$106	$60	$166	$24	$-	$-	$-	$-	$7	$-	$-	$197
As at December 31, 2014	$177	$56	$233	$38	$-	$-	$-	$-	$2	$-	$-	$273
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

30.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

In July 2015, Brookfield Renewable entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW and expected to generate 293 GWh. Brookfield Renewable completed this acquisition in January 2016; refer to Note 31 - Subsequent Events. Brookfield Renewable will retain a 100% interest in these facilities.

In October 2015, Brookfield Renewable entered into an agreement to acquire two hydroelectric facilities in Pennsylvania with an aggregate capacity of 292 MW. The facilities are expected to generate 1,109 GWh annually. Brookfield Renewable is pursuing this transaction with institutional partners, and is expected to retain an approximate 40% controlling interest in the facilities. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

In January 2016 Brookfield Renewable, with its institutional partners, acquired an approximate 57.6% controlling interest in Isagen S.A. (“Isagen”) from the Colombian government; refer to Note 31 – Subsequent Events. Brookfield Renewable’s initial economic interest in Isagen is 9% after accounting for the non-controlling interests of its institutional partners. Following the closing of the acquisition Brookfield Renewable and its institutional partners are required to conduct two tender offers with respect to the remaining Isagen shares. If our consortium is successful in acquiring the remaining outstanding Isagen shares, Brookfield Renewable’s interest in Isagen would then increase to approximately 23%.

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and a 14 MW wind project in Northern Ireland are expected to be $193 million. The biomass facility and the wind project are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018. In the fourth quarter of 2015, Brookfield Renewable entered into a construction agreement in regards to a 15 MW wind development project in Northern Ireland. Costs associated with the project are expected to be $30 million. Construction is expected to commence in the first quarter of 2016.

As at December 31, 2015, Brookfield Renewable had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)
2016	$24
2017	22
2018	20
2019	20
2020	18
Thereafter	191
Total	$295

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 15 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at December 31, 2015, letters of credit issued by Brookfield Renewable along with institutional investors were $71 million (2014: $125 million).

Brookfield Renewable’s equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2015, letters of credit issued by Brookfield Renewable’s equity-accounted entities were $16 million (2014: nil).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

31.  subsequent eventS

Acquisition of Isagen

In January 2016 Brookfield Renewable, with its institutional partners, acquired a 57.6% controlling interest in Isagen from the Colombian government. Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of six, largely reservoir-based, hydroelectric facilities. Annual generation is expected to approximate 15,000 GWh. In addition, the portfolio includes approximately 3,800 MW of attractive medium to long-term development projects providing further growth opportunity.

Aggregate consideration was approximately $2.0 billion (COP 6.7 trillion) for the initial 57.6% interest. Brookfield Renewable’s initial investment is $225 million for a 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners. Brookfield Renewable is the general partner of and effectively controls the entity that acquired the 57.6% interest in Isagen.

Following the closing of the acquisition Brookfield Renewable and its institutional partners are required to conduct two mandatory tender offers (collectively, the “MTO”) with respect to the remaining Isagen shares. If our consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximately $1.4 billion (COP 4.8 trillion) would be invested.  Brookfield Renewable’s interest in Isagen would then increase to approximately 23% and a further approximate $400 million of equity would be invested.

The aggregate consideration for the initial 57.6% interest and the aggregate tender offer is or is anticipated to be financed as follows:

	Initial	MTO
(MILLIONS)	57.6%	42.4%	100%
Non-recourse borrowings	$510	$240	$750
Equity
Non-controlling interests	1,244	806	2,050
Brookfield Renewable	225	400	625
	$1,979	$1,446	$3,425

In association with the Isagen acquisition, Brookfield Renewable and its institutional partners secured financing in the amount of $750 million of which $510 million was drawn to partially fund the initial 57.6% interest. The loan bears interest at a floating interest rate of LIBOR plus a margin of 250 basis points and matures in January 2021. Brookfield Renewable also secured a one-year, $500 million, non-revolving corporate credit facility. The terms of this credit facility are consistent with the terms of our corporate credit facilities and the applicable margin is 1.20%.

The estimated fair values of the assets acquired and liabilities assumed will be disclosed in the Q1 2016 interim report and financial statements with final figures expected within 12 months of the acquisition date.

Acquisition of Brazil hydroelectric facilities

In January 2016, Brookfield Renewable completed the acquisition of two hydroelectric facilities in Brazil. The aggregate capacity of the two facilities is 51 MW, and annual generation is expected to be 293 GWh. Brookfield Renewable will retain a 100% interest in the facilities.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

Equity transactions

In February 2016, Brookfield Renewable announced the completion of the Exchange Offer for the exchange of Series 5 Preference Shares for Series 5 Preferred LP Units. A total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units.

Distribution increase

In February 2016, Brookfield Renewable announced an increase in LP Unitholder distributions to $1.78 per LP Unit on an annualized basis, an increase of 12 cents per LP Unit, to take effect with the first quarter distribution payable in March 2016.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2015

GENERALINFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Energy Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Executive Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Energy Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2015 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

NYSE:

BEP

TSX:

BEP.UN

www.brookfieldrenewable.com